

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of April 2010

000-29880

(Commission File Number)

Virginia Mines Inc.

(Translation of registrant's name into English)

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

(Registrant)

Date: 4/15/2010
Form 6-K



By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibit 1

Technical Report and Recommendations, Summer 2009 Geological Reconnaissance Program and Fall 2009 Drilling Program, Poste Lemoyne Extension Property, Québec, VIRGINIA MINES INC. February 2010, Prepared by:, Alain Cayer, M.Sc., P. Geo.

8 papers copies

000-29880
Commission File Number

ITEM 1 TITLE PAGE


APR 2 2 2010

Form 43-101
Technical Report

Technical Report and Recommendations
Summer 2009 Geological Reconnaissance Program and Fall 2009 Drilling Program

Poste Lemoyne Extension Property, Québec

VIRGINIA MINES INC.

February 2010

Prepared by:

Alain Cayer, M.Sc., P. Geo.

Services Techniques Geonordic Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES, FIGURES, APPENDICES, MAPS AND SECTIONS

TABLES

FIGURES

APPENDICES

MAPS (pocket)

ITEM 3 SUMMARY

The Poste Lemoyne Extension project consists of 446 map-designated claims covering 22,822 hectares (228,22 km2) held 100% by Virginia Mines. Some claims of the property are subject to 1% N.S.R. to Globestar Mining Corporation, but Virginia can buy back 0.5% for $500,000. The property is located in the James Bay area, province of Québec, approximately 475 kilometres northeast of the town of Matagami.

The property lies partly within the Archean-aged Guyer greenstone belt, in the La Grande Subprovince, along the southern contact with the sedimentary package referred to as the Laguiche Group in the Opinaca Subprovince. Local geology is summarized by massive to pillowed basalts and cogenetic gabbro and diorite sills alternating to the south with thin but extensive sedimentary piles of siltstones, quartz and biotite-rich wackes, and iron formations. A quartz-feldspar porphyry (QFP) dyke swarm has intruded the volcanic rocks, and granitic and late pegmatitic intrusions crosscut the stratigraphy. Metamorphic grade reaches the amphibolite facies.

The geological reconnaissance program launched in the summer of 2008 continued in a new area near LG3 Reservoir as well as in a few other areas that had not yet been examined. More than 50 grab samples collected during this program yielded gold grades above 1.0 gt Au or with anomalous (>1%) base metal values. Based on these results, 5 new anomalous areas were defined, where best results from grab samples are as follows:

Area	Sample	Grade	UtmE	UtmN
North Contact	168114	6.58 gt Au, 134.0 gt Ag, 0.13% Cu and 1.19% Pb	497713	5922935
Road	170401	1.24% Zn, 3.68% Cu and 29.4 gt Ag	479451	5927275
North JUG	169999	18.03 gt Au, 9.0 gt Ag and 1.16% Cu	472494	5930138
David Grid	170320	2.71 gt Au	469345	5928905
	170321	3.57 gt Au	469342	5928917
PS Grid	168980	3.98 gt Au, 545.0 gt Ag and 0.28% Cu	465696	5927655
	168981	13.28 gt Au, 38.4 gt Ag and 1.87% Cu	465601	5927629
	169838	28.80 gt Au and 4.4 gt Ag	463183	5926958
	169839	5.28 gt Au	463183	5926957
	169638	2.84% Mo	460196	5927128

These anomalous outcrops exhibit different geological settings. In the North Contact and Road areas, the best anomalies occur in m-scale silicified and sericitized alteration zones, whereas in the North JUG area, gold occurs in quartz veins several metres wide, at the contact with ultramafic units. In the last two areas, no channel sampling follow-up was conducted. Several mineral showings are also present in the PS Grid and David Grid areas, also occurring in various settings. The main occurrences to date are associated with deformation zones and with rheologic contrasts between felsic intrusives and mafic lavas, but also with a felsic volcanic unit altered to biotite. As in previous areas, many of these new gold and base metal showings will need to be channel sampled.

In parallel with the reconnaissance program, a soil (MMI) and till sampling program as well as a trenching campaign were completed. The latter was carried out using a small hydraulic excavator over specific geological, geophysical, and geochemical anomalies defined during the 2008 and 2009 exploration programs. Best results from channel samples are listed in the table below.

<table>
<tr><th>Area / Target</th><th>Trench</th><th>Grade</th><th>Lithology</th><th>UtmE</th><th>UtmN</th></tr>
<tr><td rowspan="2">3 (Guylaine)</td><td rowspan="2">TR-PL-09-034</td><td>0.37 gt Au / 15.0m</td><td rowspan="2">I2J BO++Si(CL) 5PY 5PO</td><td rowspan="2">492133</td><td rowspan="2">5921932</td></tr>
<tr><td>incl. 1.31 gt Au / 3.0m</td></tr>
<tr><td>9 (Tommy)</td><td>TR-PL-09-045</td><td>8.76 gt Au / 2.0m</td><td>M8 (V3-V4) tr-2PO</td><td>497098</td><td>5920684</td></tr>
<tr><td rowspan="8">PS Grid</td><td>TR-PL3-09-005</td><td>2.26 gt Au, 292.1 gt Ag, 0.22% Cu and 0.10% Zn</td><td>M1 (I1D) Si++AM+ 5-10PY</td><td>465699</td><td>5927658</td></tr>
<tr><td rowspan="7">TR-PL3-09-010 (EDY showing)</td><td>32.82 gt Au / 1.0m</td><td rowspan="7">I1B Si++TLSR tr-5PY, M16 DPEP 2-5PY</td><td rowspan="7">463181</td><td rowspan="7">5926955</td></tr>
<tr><td>29.47 gt Au / 1.0m</td></tr>
<tr><td>5.13 gt Au / 3.0m</td></tr>
<tr><td>20.98 gt Au / 2.0m</td></tr>
<tr><td>17.80 gt Au / 0.5m</td></tr>
<tr><td>6.04 gt Au / 3.0m</td></tr>
<tr><td>5.84 gt Au / 3.0m</td></tr>
<tr><td rowspan="3">David Grid</td><td rowspan="3">DV-PL-09-019 (David showing)</td><td>1.18 gt Au / 6.0m</td><td rowspan="3">V1 BO++ Si+ poFP 1-10 PY</td><td rowspan="3">469343</td><td rowspan="3">5928918</td></tr>
<tr><td>incl. 2.86 gt Au / 2.0m</td></tr>
<tr><td>and 0.30 gt Au / 3.0m</td></tr>
</table>

With the discovery of new gold showings near LG3 Reservoir, namely the EDY and David showings, two new line grids were cut, the 45-km PS grid and the 6-km David grid, in order to perform IP and magnetic surveys.

A diamond drilling program totalling 3,331 metres in 18 holes was subsequently completed in the fall of 2009 and winter of 2010. Two (2) of the drill holes were designed to follow-up on anomalous intersections from the 2008 drilling program, twelve (12) investigated anomalies on the GE grid, and six (6) tested anomalies on the PS grid near LG3 Reservoir. The best gold-bearing intersections for the GE Grid are: 0.51 gt Au / 53.0 m including 1.00 gt Au / 14.0 m (PLE09-135), and 0.41 gt Au / 48.0 m including 2.23 gt Au / 1.0 m and 0.98 gt Au / 10.0 m (PLE10-138). The latter was drilled to test the diorite at the ILTO showing, 100 metres below PLE09-135. On the PS Grid many anomalous gold intersections have been returned from the drill holes that investigated the EDY showing. High grade intersections obtained on the trench were not repeated in drilling. The best intersection are 1.61 gt Au / 2.0m (PLE10-142) in the mylonite zone and 0.29 gt Au / 18.0m including 1.61 and 1.10 gt Au / 1.0m (PLE10-147b) in a new granitic intrusive 130 metres north-east of EDY trench. Also, drill hole PLE10-146 has investigated two regional IP anomalies and it intersected 7.30 gt Au / 1.0m in a felsic dyke swarm located in the mafic lavas south of the mylonite zone.

Another field campaign is recommended to continue geological reconnaissance in areas not yet investigated, and to follow-up on the various anomalies defined to date. With the late arrival, in the fall of 2009, of results from the MMI soil geochemistry survey and IP surveys on the new PS and David grids, a new trenching program is proposed to investigate many of these new anomalies, some of which are inaccessible. It is also suggested to extend the till sampling survey in areas with insufficient sampling coverage and to locate the source of anomalies uncovered in 2009. Finally, another diamond drilling program could investigate the best anomalies uncovered to date as well as those that could not be explained by surface work.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

The Poste Lemoyne Extension Property is underlain by rocks of the Guyer greenstone belt in the James Bay region of Québec. Based on the results of fieldwork conducted in the summer of 2008 (Cayer *et al.*, 2009), a 93.0-km line grid (*Grille Est* or GE) was cut for geophysics survey (Tshimbalanga *et al.*, 2009) in the late fall of 2008, to cover the new gold anomalous AIM-ILTO corridor. From August to October 2009, the property was the focus of a geological reconnaissance program in recently staked areas, of a soil and till sampling survey, and of a trenching program using a small hydraulic excavator. The latter investigated various anomalies uncovered in 2008 and 2009. This fieldwork is the latest in a series of field campaigns conducted on the property since 1998 (Cayer *et al.*, 2009; Cayer, 2007a; Tremblay, 2003; L'Heureux and Blanchet, 2001; Gagnon and Costa, 2000; Chénard, 1999).

Fieldwork carried out in 2009 led to the discovery of several gold showings in five (5) areas that had not been investigated before. Among the latter, two (2) were covered by new line cutting in order to perform induced polarization (IP) and magnetic surveys. The PS grid, which namely covers the EDY gold showing, is 45 km, and the David grid covering the namesake showing covers 6 km. The latter was cut later, in the winter of 2010.

Following surface work, an 18-hole drilling program totalling 3,331 metres was conducted from November 2009 to February 2010. This campaign targeted various anomalies on the new GE and PS grids. It is the seventh drilling campaign conducted on the property, following previous campaigns held from January to April 2008 (Cayer *et al.*, 2009), November 2006 to April 2007 (Cayer, 2007b; 2007c), December 2003 to February 2004 (Cayer and Ouellette, 2004), August 2002 to March 2003 (Cayer, 2003), in the winter of 2002 (Blanchet, 2002) and the fall of 1998 (Chénard, 1999). Best results from the latest drilling program confirmed the anomalous gold content of the ILTO showing.

Results obtained from the 2009 field program demonstrate the need to continue geological reconnaissance work undertaken in 2008, and that much follow-up work remains to be done on the various geological, geochemical (MMI and till), and geophysical anomalies uncovered in 2009.

This report provides technical geological data relevant to Virginia Mines Inc. Poste Lemoyne Extension Property in Québec, and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI-43-101.

The purpose of the report is to present the status of current geological information generated from Virginia's ongoing exploration program on the Poste Lemoyne Extension Property and to provide recommendations for future work.

ITEM 5 DISCLAIMER

This section is not applicable to this report.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Poste Lemoyne Extension project is located in the James Bay area, province of Québec, approximately 475 kilometres northeast of the town of Matagami (Figure 1) and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation on the Transtaiga road. The property hosts the Guyer Archean greenstone belt located at the boundary of the La Grande and Opinaca subprovinces of the Archean Superior Province.

Latitude:	$53^{0}27'$ North
Longitude:	$75^{0}13'$ West
NTS:	33 G/05, 06, 07, 11 and 12
UTM Zone:	18 (nad27)
Easting:	486 000 E
Northing:	5 924 000 N

The project consists of 446 map-designated claims covering 22,822 hectares (228.22 km^2) (Figure 2, Appendix 1). The concession is held 100% by Virginia Mines and some claims are subject to an agreement by which Globestar Mining Corporation owns 1% N.S.R.; Virginia Mines can buy back 0.5% of the N.S.R. for $500,000.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The camp is located beside the Transtaiga gravel road at kilometre 176.5. All supplies and fuel were carried by truck from Radisson or Rouyn-Noranda to the camp. From the camp, a 7-km "drill trail" goes to the main showing, the Orfée zone, and another 8-km ATV trail goes east to the Hydro-Québec Poste Lemoyne – Poste Albanel road. The trail was developed to provide access to trenching sites. Also, an old Hydro-Québec trail give direct access to the LG3 reservoir were boats can be use to access remote area of the western part of the property. East and west areas of the property are accessible by helicopter from the camp.

The region includes many lakes and rivers. The landscape is relatively flat with an altitude varying between 275 and 400 metres. The drainage network is oriented in a regular East–West direction, probably influenced by either glacial processes or faulted bedrock. Vegetation is typical of taiga including areas covered by forest and others devoid of trees. In some areas, bedrock outcrops are absent for many square kilometres because of the abundance of Quaternary deposits and swamps. All showings are located on hilltops, 3 to 5 km parallel to the Transtaiga road.

ITEM 8 HISTORY

The first exploration work reported in this part of the James Bay region was performed in 1959 by Tyrone Mines Limited (now Phelps Dodge Corporation), who conducted geological reconnaissance and regional prospecting work (Ekstrom, 1960). A few trenches were also excavated. In 1972 and 1973, Noranda Exploration completed magnetic, electromagnetic and radiometric surveys in the Lac Guyer area (NTS 33G/06, 07, 10, and 11).

In the 1970s and up to 1981, the *Société de développement de la Baie-James* (SDBJ) had the exclusive mandate to develop the mineral potential of the James Bay region. The Government gave the SDBJ the exclusive right to hold mining titles in this territory, in order to ensure better coordination of exploration work prior to the flooding of hydroelectric reservoirs. A regional lake-bottom sediment survey was conducted by the SDBJ in the mid-1970s. From 1973 to 1976, SES Group (SERU Nuclear Ltd, Eldorado Nuclear Ltd) and the SDBJ conducted regional uranium and base metal exploration in NTS sheets 33C to 33I. Work consisted of airborne and ground geophysical surveys, prospecting and drilling.

In the mid-1980s, the Government of Québec suspended the SDBJ's monopolistic advantage and the land once again became accessible to prospectors and private companies.

In 1995, Osborne conducted a geological reconnaissance campaign over the recently staked area near LG3 Reservoir. He namely noted the anomalous gold content of mafic lavas and of a mylonite zone along the shores of LG3 Reservoir. After conducting a helicopter-borne electromagnetic survey in this area (Jagodits, 1996), Phelps Dodge Corporation of Canada continued work undertaken by Osborne (1995) and extended their geological reconnaissance and ground follow-up work on EM anomalies (Johnson, 1996). Their results did not however justify further exploration work in the area.

The first geological work realized by Virginia Mines Inc. started in 1995 with a regional till sampling survey. Table 1 summarizes all work by Virginia Mines Inc. on the property.

Table 1: Summary of all the work performed in the area by Virginia Mines Inc.

Period	**Type of Work**	**Results**
1995	Virginia Gold Mines.	Till sampling over Guyer greenstone belt.
June 1998	Regional airborne magnetic (Mag) and electromagnetic (EM) survey.	EM conductors and positive Mag anomaly over 5 km long.
June 1998	Regional prospecting near EM conductors.	Discovery of a gold iron formation. Grab sample # 81650: 82.2 gt Au
August 1998	Three (3) mechanical trenches (Tr-A, B and C) and channel sampling.	Best results: Tr-A: 21.6 gt Au over 5.0 m Tr-B: 1.3 gt Au over 1.0 m Tr-C: 3.5 gt Au over 3.0 m
September 1998	113 km of line cutting over EM conductors and geophysical anomalies (VLF and Mag).	Definition of 39 VLF anomalies and precision of the positive Mag anomalies.
October 1998	Sixteen (16) mechanical trenches (Tr-1 to Tr-16) over the most accessible VLF and Mag anomalies.	Best results: Tr-3: 0.98 gt Au over 1.0 m

Period	Type of Work	Results
November 1998	Drilling program of 1,142 line metres (7 holes: PLE98-01 to -07) and 3 abandoned holes.	Best results: PLE98-02: 6.14 gt Au over 5.0 m PLE98-03: 2.50 gt Au over 2.0 m PLE98-06: 0.99 gt Au over 6.7 m
December 1999	89 line km of detailed ground Mag survey (25-m to 50-m line spacing).	More accurate definition of the Mag pattern.
March 2000	B.Sc. project by P. Costa on the gold mineralization in the iron formation of the Poste Lemoyne Extension Property.	Conclusion: The mineralization is post-sedimentary and is due to metamorphic remobilization.
August 2000	Induced Polarization (IP) over 4 lines (26E to 29E) for a total of 3 line km.	IP definition of the Orfée showing and no other IP anomalies in the surrounding area.
October – November 2000	Geological and cartographic survey (1:5000), manual trenches, till sampling near the Orfée showing.	Best results: Trench 00-01: 21.02 gt Au over 3.0 m (10 m East of Orfée) Trench 00-03: 11.53 gt Au over 3.0 m (100 m West of Orfée)
October 2001	Four mechanical trenches (2 on the Orfée showing), detailed cartographic map (1:100) and systematic channel sampling.	Best results: Trench 01-01: 12.8 gt Au over 8.0 m and 6.6 gt Au over 6.0 m Trench 01-02: 9.9 gt Au over 3.0 m
January – Feb. 2002	Drilling program of 23 holes (3,033 m). Target: Orfée extensions.	Best results: (uc = uncut, c = cut) PLE02-14: 34.79 gt Au over 9.0 m (uc) 21.29 gt Au over 9.0 m (c) PLE02-20: 43.09 gt Au over 11.65 m (uc) 12.83 gt Au over 11.65 m (c) PLE02-21: 9.44 gt Au over 11.0 m and 21.43 gt Au over 4.5 m (uc) 10.34 gt Au over 4.5 m (c)
April 2002	Ground electromagnetic (HEM) (Max-Min I) and magnetic survey.	Detection of 10 anomaly axes and complementary magnetic survey.
Aug. 2002 – March 2003	Drilling program of 37 holes (6,558 m). Target: Orfée extensions and regional HEM anomalies.	Best results: Orfée zone PLE02-31: 14.13 gt Au over 13.00 m (uc) PLE02-49: 8.57 gt Au over 11.40 m (uc) and 9.45 gt Au over 2.00 m Regional anomalies (now "Orfée East" zone) PLE03-42: 1.61 gt Au over 4.92 m PLE03-62: 2.12 gt Au over 4.00 m
March 2003	Geostatistical modelling and resource estimation. (Orfée showing) (D'Amours, 2003).	203,483 tonnes at 14.5 gt Au

Period	Type of Work	Results
Dec. 2003 – Feb. 2004	Drilling program of 18 holes (3,132 m). Target: Orfée East extensions, regional HEM anomalies and magnetic break.	Best results: Orfée East zone PLE03-72: 5.37 gt Au over 2.00 m and 2.11 gt Au over 11.00 m PLE03-73: 2.20 gt Au over 7.00 m PLE04-76: 10.53 gt Au over 1.10 m PLE04-77: 2.82 gt Au over 5.76 m Regional anomalies PLE04-83: 2.47 gt Au over 1.00 m PLE04-84: 0.31 gt Au over 5.40 m
Nov. 2006 – Jan. 2007	Drilling program of 12 holes (3,929 m). Target: Orfée and Orfée East gold zones.	Best results: Orfée zone PLE06-87: 28.73 gt Au over 2.00 m PLE06-88: 4.44 gt Au over 2.85 m Orfée East zone PLE07-091: 0.58 gt Au over 62.00 m incl 1.17 gt Au over 15.25 m PLE07-092: 0.55 gt Au over 73.00 m incl 1.07 gt Au over 25.0 m PLE07-093: 0.42 gt Au over 105.0 m incl 1.02 gt Au over 20.0 m PLE07-095: 10.85 gt Au over 6.55 m incl 57.36 gt Au over 1.00 m and 6.28 gt Au over 2.00 m
February – March 2007	Line cutting (90 km) and IP geophysical survey (66 km).	Definition of 48 IP anomalies.
February – April 2007	Drilling program of 19 holes (5,564 m). Target: Orfée East gold zone and regional IP anomalies.	Best results : Orfée East zone PLE07-098: 1.43 gt Au over 28.0 m incl 10.61 gt Au over 1.0 m PLE07-099: 2.23 gt Au over 20.0 m incl 25.99 gt Au over 1.0 m PLE07-105: 3.09 gt Au over 26.0 m incl 30.11 gt Au over 1.0 m and 12.02 gt Au over 1.0 m PLE07-112: 2.89 gt Au over 17.2 m incl 7.20 gt Au over 1.2 m and 23.63 gt Au over 1.00 m
July – August 2007	Geological reconnaissance of the eastern part of the property.	Reconnaissance of three (3) anomalous areas in gold (9 grab samples with 217 to 1920 ppb Au) and one in copper and silver (up to 3.98% Cu and 6.4 gt Ag in grab sample #182008).
January – April 2008	Drilling program of 15 holes (5,352 m). Target: Orfée East gold zone and regional IP anomalies.	Best results : Orfée East zone PLE08-117: 1.53 gt Au over 26.0 m incl 14.30 gt Au over 1.0 m and 5.69 gt Au over 1.0 m PLE08-128: 0.45 gt Au over 64.0 m incl 2.64 gt Au over 3.7 m Regional anomalies

		PLE08-126: 0.21 gt Au over 31.0 m incl PLE08-129: 1.09 gt Au over 26.0 m incl 2.73 gt Au over 3.0 m and 2.95 gt Au over 3.0 m
August – November 2008	Geological reconnaissance and trenching program of the eastern part of the property.	Discovery of a new anomalous gold-bearing corridor of 15 km long. 33 trenches were excavated. Best result are: TR-PL-08-024 : *Michèle showing* 0.80 gt Au over 11.0 m incl 3.16 gt Au over 2.0 m TR-PL-08-011 : *Sue showing* 1.02 gt Au over 4.0 m TR-PL-08-004 : *ILTO showing* 1.05 gt Au over 17.0 m incl 3.54 gt Au over 3.0 m TR-PL-08-012 : *ILTO showing* 0.65 gt Au over 18.0 m incl 0.02 gt Au over 6.5 m TR-PL-08-005 : *Tommy showing* 0.96 gt Au over 5.6 m
November – December 2008	Line cutting (93.7 km) and IP and magnetic geophysical survey (74 km).	Definition of 33 IP anomalies.

ITEM 9 GEOLOGICAL SETTING

9.1. Regional Geology

The Poste Lemoyne Extension property is located in the eastern Superior geological Province. The age of these rocks varies from 2600 Ma to 3400 Ma and they have been deformed by the Kenoran orogeny, between 2660 and 2720 Ma. The Lac Guyer area lies at the border of the La Grande and Opinaca subprovinces (Figure 3). The two subprovinces are intruded by Proterozoic gabbro dykes.

The La Grande Subprovince is a volcano-plutonic assemblage composed of an ancient tonalitic gneiss (2788–3360 Ma) of the 'Langelier Complex' and many volcano-sedimentary sequences from the Guyer Group (2820 Ma). The Guyer Group is composed of tholeiitic basalts, komatiites, calc-alkaline felsic tuffs, turbidites, iron formations and many ultramafic to felsic intrusions. A northwestern Ontario equivalent to those rocks are those of the Sachigo-Uchi-Wabigoon subprovinces.

The Opinaca Subprovince is a metasedimentary and plutonic sequence similar to the English River and Quetico subprovinces in Ontario. The age of these rocks (<2648 Ma) is younger than in the La Grande assemblage. In the study area, the Opinaca rocks are composed of wacke and biotite paragneiss from the Laguiche Group and many granitic and pegmatitic intrusions. The paragneiss is derived from the transformation of an important feldspathic wacke sequence that came from La Grande erosion. In many places, the contact between the two subprovinces is a shear zone.

The ultramafic intrusions are from different generations (synvolcanic, syn- to post-tectonic and post-Laguiche). Some tonalitic, monzodioritic and granitic intrusions are syn- to post-tectonic and crosscut the subprovince limits.

During the Archean, a ductile deformation event with folding and shearing affected the rocks of the study area and the latter were metamorphosed to the amphibolite facies. The dominant trend of the strata and the foliation is ENE to E-W with a moderate to steep north dip. Folds plunge ENE.

9.2. Property Geology

The Poste Lemoyne Extension geological setting comprises, from north to south, the Guyer basalts to the Laguiche sediments (see Map 1 in back pocket). These units contain many pegmatitic intrusions and some quartz-feldspar porphyry (QFP) dykes. The iron formations are in the Guyer Group near the Laguiche contact. A majority of the drill holes intercepted the iron formation at the contact of the Guyer basalt and a sedimentary unit (wackes). All the units have been affected by a tectonic East-West transposition.

In the study area, the basalts are greenish and foliated. They are generally fine-grained but locally, some coarse-grained horizons are interpreted in the drill logs as gabbroic sills. Those horizons are perhaps due to metamorphic recrystallization because no distinctive contacts are present. The metamorphic events destroyed most primary textures. Generally, the foliation is well defined, East-West-trending and dips at 70 to 80 degrees north. Some drill holes contain m-scale circular patterns.

In the Orfée area, the basalts contain concordant veinlets and disseminated mineralization. It is dominated by pyrrhotite with few grains of pyrite, chalcopyrite and arsenopyrite. In many holes on the Orfée zone, zoning of the sulphides can be observed. Hundreds of metres north of the iron formation, the mineralization is dominated by finely automorphic pyrite and is associated with epidotization and silicification of the basalt. Pyrrhotite is dominant close to the iron formation. This is associated with an increased garnet content. Chalcopyrite and arsenopyrite are found in trace amounts associated with pyrrhotite. Fine mm-scale discordant veinlets of quartz and calcite are also found in all the units but no mineralization is associated with them. They are related to post-metamorphic events.

The basalt in the Orfée East area shows, in addition to previous alterations, layers from one to several metres thick of silica and brown biotite alteration or amphibole, pyroxene (diopside), calcite and garnet alteration. Both types of alteration show cm-scale bands and may be discordant to the foliation. The mineralization is present in both alteration patterns and it is dominated by pyrrhotite, but pyrite, arsenopyrite and traces of chalcopyrite are also present. The alteration types can be distinct from one another or overlapped. Generally, brown biotite is more present north of the Orfée East gold zone with a progressive transition toward the amphibole-diopside-calcite-garnet alteration close to the iron formations, or the deformed zone. M-scale silicified horizons hosting trace to 5% tourmaline are also present throughout the unit.

Recent holes drilled in the Orfée East area have revealed a 100-m-thick horizon of wacke located north of the Orfée East gold zone, in the basaltic unit. This wacke unit is oriented 070-250°(see Map 3 in pocket) and it revealed subeconomic gold values in some drill holes. This new zone is close to the northern contact of this wacke and the basalt. Drill hole PLE08-116 returned the best gold intersection with 0.33 gt Au over 19 m in contact with 5.16 gt Au over 2.0 m. The wacke unit has the same mineral and textural characteristics as the wacke located south of the iron formations (Orfée and Orfée East).

A sedimentary/exhalative sequence is located at the southern contact of the volcanic assemblage. It is composed of siltstone and magnetite iron formation. In drill holes, the unit thickness is 1 to 28 metres. An HEM conductor and a positive magnetic anomaly are associated with this unit and it can be traced for many kilometres. The southern contact of the sedimentary/exhalative sequence is characterized by a quartz-biotite wacke. This lithologic assemblage is observed in the majority of the drill holes.

The iron formations are composed of mm-scale to cm-scale banded beds of siltstone (chert) and magnetite-grunerite-sulphide. This unit records the highest deformation of all with many shears, faulted folds and quartz flooding. The gruneritization of magnetite beds can be partial or complete. Sometimes only a thin grunerite aureole rims the magnetite beds. Other minerals such as hornblende, chlorite and sulphides are also found in close association with grunerite.

On the Orfée zone, the siltstone is generally graphite-rich (10 to 30%) and is 0.3 to 2.0-m thick. It contains 5 to 10%, locally 40%, pyrrhotite and pyrite with trace arsenopyrite. The sulphides are finely disseminated or in mm-scale veinlets. The siltstone is in contact with the iron formation. The contact is characterized by breccia textures and by the presence of a 0.3 to 1.5-m-thick massive sulphide. The rims of that massive sulphide are chlorite-rich (>60%) for a few centimetres. The massive sulphide is composed of non-magnetic pyrrhotite and accessory arsenopyrite, pyrite, amphibole, quartz, and mm-scale automorphic calcite crystals. On the Orfée zone, most of the visible gold can be found in this massive sulphide unit and its contacts with host rocks.

The distinctive feature of the Orfée East mineralized zone is the presence of two units of iron formation separated by a basaltic unit. These iron formations show the same alteration patterns as on the Orfée gold zone. At surface and/or in the western part of the zone, the basalt layer has a maximum thickness of 10 metres but at depth and/or to the east, it can reach up to 100 metres. Thinning of the basaltic layer between the iron formations from depth toward surface, or from east toward west is not progressive. In 30 to 50-metre lateral intervals, the basalt between the two iron formations goes from 50 metres thick to approximately 10 metres. In this interval, an intense deformation zone has developed and relics of iron formation, basalt, wacke, and QFP dykes are sometimes observed. The deformed zone (paragneiss) is developed along a 60 to 65° west plunge and it contains the best gold intersections of the Orfée East zone (PLE07-105: 3.09 gt Au / 26.0 m). This mineralized unit was named after its characteristics: quartz, feldspar, biotite, amphibole with pyrite and pyrrhotite, altered in silica, tourmaline and carbonates with a lot of recrystallization. In fact, the name paragneiss for the highly deformed sediment/iron formations was still used to keep drill log descriptions similar to those from the previous drilling program. As such, the deformed zone and the paragneiss are the same unit in this report, in drill logs (Appendix 5) and in cross sections (map pocket). The correlation with iron formations, in both the Orfée and Orfée East areas, is impossible due to the lack of drill hole coverage.

A wacke unit is present at the end of a majority of drill holes on Orfée and Orfée East. It is composed of quartz, feldspar and biotite. The texture is saccharoidal to lepidoblastic depending on the biotite proportion. Where the concentration in biotite is high, it is common to observe a crenulation or a secondary schistosity over the primary foliation. Silicification and/or chloritization are also present in a few m-scale zones. Traces to 2% finely disseminated pyrrhotite are present near the footwall of the iron formations.

Some grey felsic intrusions are found in the basalt and less frequently in the wacke. They are a few centimetres to a few metres thick and are characterized by the presence of quartz and feldspar phenocrysts. The concentration and the size of the phenocrysts vary in each dyke. Some dykes have traces to 2% disseminated pyrrhotite and pyrite, less commonly arsenopyrite. All dykes have been deformed, the biotite flakes are all aligned and the phenocrysts are flattened in the same plane.

A few ultramafic intrusives were observed, all of which are located within the Guyer belt and most of which can be traced on magnetic maps. They occur as very elongated sills (<8.5 km long by <170 m thick). Their magnetic signature is not as strong as that of magnetite iron formation units. Several of these units were defined through mapping as they are easily recognized due to their orange-coloured or very dark weathered surface and the presence of mm-scale magnetite veinlets. Observed sulphides include <5% disseminated pyrite and pyrrhotite. To date, samples have yielded no significant gold values.

Within the same Guyer belt, along the south part, a diorite sill some 3 km long was discovered based on the presence of erratic boulders. This sill is auriferous, and numerous subeconomic gold grades were obtained, namely 1.05 gt Au / 17.0 m in trench TR-PL-08-004 and 0.51 gt Au / 53.0 m including 1.00 gt Au / 14.0 m in drill hole PLE09-135. The diorite contains 30% feldspar phenocrysts in a groundmass composed of 45% feldspar, 10% quartz, and 15% actinolite and green biotite. The diorite is weakly magnetic and almost always contains 1 to 5% pyrite.

In addition to units mentioned above, a granitic dyke or sill was uncovered in the new area near LG3 Reservoir. It is 40 to 80 metres thick and occurs at the contact between a deformed tonalite unit to the north and mafic lavas to the south. The south contact of the sill is characterized by a mylonite zone more than 5 metres wide, that developed in amphibolitized lavas. The fine-grained granite is composed of about 70% feldspar, 25% quartz, and variable amounts of muscovite, amphiboles, biotite, and chlorite. It is silicified and sericitized approaching the mylonite zone and hosts 1 to 5% disseminated pyrite. Near the mylonite zone, the granite yielded a few interesting gold-bearing sections, including: 32.82 gt Au / 1.0 m, 20.98 gt Au / 2.0 m, and 6.04 gt Au / 3.0 m. A few visible gold grains were locally observed along the edges of quartz veins in the granite. During the last few days of the 2009 field campaign, a felsic lava horizon more than 10 metres wide was uncovered to the east of this area. This biotite-altered lava unit hosts the David gold showing, which graded 1.06 gt Au / 6.0 m including 2.86 gt Au / 2.0 m.

Finally, some pegmatitic intrusions crosscut the basalt, the iron formation and the wacke. They vary from a few centimetres to more than 50 metres. They are composed of quartz and feldspar with lesser biotite and muscovite. Accessory minerals are tourmaline, garnet, amphibole and magnetite. Some feldspar phenocrysts are bigger than 50 cm and normally show myrmekitic textures with the quartz. Some pegmatites contain two micas, biotite and muscovite, while others have only one. It is the same for the accessory minerals, some pegmatites show all of them and others only one or two. The pegmatites are not present everywhere on the property. On the Orfée zone, the pegmatites are ubiquitous but on the Orfée East zone, only small ones were intersected. In drill holes, they show a massive texture and crosscut the foliation but in outcrop some of them are folded and the contacts are concordant to the foliation.

ITEM 10 DEPOSIT TYPES

The Poste Lemoyne Extension project was initiated to find an iron formation-hosted gold deposit. In this type of deposit, orebodies are often associated with a structural trap or influenced by the deformation. Some of the best known examples are Lupin (9 million tonnes at 10.75 gt Au) in the NWT and Homestake Mine (147.7 million tonnes at 8.17 gt Au), South Dakota, United States. The Orfée and Orfée East gold zones show all the characteristics of this type of deposit.

Recent work highlights a strong potential to find a magmatic porphyry (Au) or a metamorphic fluid/replacement-type Au (Cu-Ag) mineralization, where mineralized zones may be spatially and genetically related to an intrusive body or structural features.

ITEM 11 MINERALIZATION

To date, four (4) gold zones each representing a type of gold mineralization have been discovered on Poste Lemoyne Extension since the start of exploration in 1998 but recent work conducted near LG3 Reservoir has uncovered a few other types of mineralization and geological settings.

The first type of gold mineralization is present on the Orfée zone. It is a deformed iron formation along the contact between the Guyer basalt (north) and a wacke unit (south). In the zone, visible gold appears near a m-scale layer of massive, non-magnetic pyrrhotite with some pyrite, trace arsenopyrite and chalcopyrite. Orfée is 25 metres wide by 5 to 15 metres thick and has been tested vertically to 460 metres depth. In drill hole, the best intersection is 43.09 gt Au over 11.65 m (uncut) (PLE02-020). In 2003, D'Amours estimated at 203,483 tonnes grading 14.5 gt Au the resource of this zone.

The sulphide phases are dominated by pyrrhotite with traces of pyrite, arsenopyrite and chalcopyrite. Generally, they are in subconcordant veinlets and disseminated coarse grains, associated with chlorite-amphibole-enriched zones. In many drill holes, a replacement sequence is clearly observed. Magnetite is replaced by grunerite, then grunerite by pyrrhotite. Locally, the grunerite is absent; pyrrhotite replaces magnetite. The microscope studies of thin sections reveal that the alteration minerals, by importance, are grunerite, ferromagnesian carbonates, chlorite, epidote, and quartz. The studies also reveal that the gold grains are intergranular and as inclusions in pyrrhotite and magnetite.

The second type of gold mineralization and alteration is present in the Orfée East gold zone. It is an iron formation very similar to that observed in the Orfée zone, with the exception that pyrite is more abundant and locally dominant. Both iron formations in the zone are always anomalous in gold and sometimes have subeconomic gold values. Currently, the centre of interest in the Orfée East area is a deformed zone which develops at the fold hinge of a basaltic unit. In this deformed zone, the grain size of the mineralization and matrix becomes centimetric. The deformed zone is moderately to highly altered in silica, carbonate, biotite and tourmaline. The sulphides observed are: pyrite (1-25%), pyrrhotite (5-25%), trace to 2% arsenopyrite and trace chalcopyrite. Sulphides are intersertal to silicates. They are disseminated or in mm-scale to cm-scale veinlets, concordant or not, demonstrating the remobilized nature of the mineralization. In drill holes that cut across the middle of the deformed zone (paragneiss), visible gold has been observed. The best intersection assayed 3.09 gt Au over 26.0 metres at 334 metres depth; this intersection includes 30.11 gt Au / 1.0 m, 2.54 gt Au / 10.0 m, and 12.0 gt Au / 1.0 m (PLE07-105).

The basalt in the hanging wall (north) of the mineralized and deformed zone is also weakly to strongly altered to silica, carbonates, biotite and tourmaline, and it is mineralized (1 to 5%) in pyrrhotite, pyrite and arsenopyrite for up to 50 metres. This altered basalt is generally anomalous in gold (100 to 1000 ppb Au) with locally subeconomic gold values (1.0 gt to 5.0 gt Au).

Gold zones observed at the Guylaine, AIM and Sue showings are representative of the third type of gold mineralization known on the property. These showings mainly consist of amphibolitized mafic lavas with minor sedimentary rocks and a few pegmatite dykes. Observed sulphides (tr-20%) include pyrite, pyrrhotite, and trace molybdenite, in disseminations and occasionally as mm-scale to cm-scale veinlets crosscutting the foliation. Types of alteration observed include variable amounts of epidotization, chloritization, silicification, biotite alteration, and hematite alteration. Best results include: 0.60 gt Au / 10.0 m (TR-PL-08-001B), 0.36 gt Au / 20.6 m (TR-PL-08-001D), 0.80 gt Au / 11.0 m, incl. 3.16 gt Au / 2.0 m (TR-PL-08-024), and 1.02 gt Au / 4.0 m (TR-PL-08-011). Nearly all the samples collected in mafic lavas show anomalous to subeconomic gold grades.

The fourth type of gold mineralization occurs in the diorite sill, which is more than 3 km long. Several trenches excavated in the fall of 2008 enabled us to better define its characteristics although its complexity hasn't yet been entirely revealed. The diorite rarely outcrops and where it is deformed and/or altered, it resembles a sediment or a paragneiss. It was discovered based on the presence of erratic boulders that graded up to 18.26 gt Au. A few thin sections were prepared from diorite samples to confirm lithological facies (Tremblay, 2009). The gold-bearing diorite contains 30% feldspar phenocrysts (PG>ML) in a groundmass composed of 45% feldspar (PG-ML), 10% quartz, and 15% actinolite and green biotite. Accessory minerals include: albite, apatite, epidote, chlorite, along with traces of carbonates, allanite, zircon, titanite and rutile.

Mineralization consists of 1 to 5% disseminated sulphides. Pyrite is the dominant sulphide phase although minor amounts of pyrrhotite, chalcopyrite and arsenopyrite are also present. Free gold was observed in a few polished thin sections. The diorite is weakly magnetic. A few traces of molybdenite and galena were described in quartz veinlets. We observed several types of alteration, either distinct from one another or overlapping (Si, HM, EP, CB, BO, CL and K-FP). Trenches exposed a multitude of auriferous zones with anomalous to subeconomic gold grades, among which 0.37 gt Au / 14.0 m (TR-PL-08-003A), 0.34 gt Au / 29.9 m and 1.05 gt Au / 17.0 m (TR-PL-08-004), and 0.65 gt Au / 10.8 m incl. 1.02 gt Au / 6.5 m (TR-PL-08-12).

Recent work near LG3 Reservoir led to the discovery of a few new types of mineralization and geological settings. In most of the new gold showings, disseminated pyrite is the dominant type of mineralization. In addition to the settings discussed above, gold showings were also uncovered at the contact between felsic intrusive units and mafic units (EDY showing), in m-scale layers of sericite schist, in biotite-altered felsic lavas (David showing), and in mylonite zones several metres wide in an intrusive unit. A few molybdenum occurrences were also uncovered in this area. They consist of molybdenite disseminations and veinlets hosted in m-scale biotite schist units. These schists correspond to deformation zones that cut across ultramafic and dioritic units.

One last type of mineralization uncovered in the fall of 2009 near the road (in the aptly named "Road" area) consists of a sericite schist a few metres wide, with pyrite, pyrrhotite, chalcopyrite and sphalerite mineralization. This schist developed in a deformation zone crosscutting amphibolites, near an ultramafic unit. The best grab sample yielded 1.24% Zn, 3.68% Cu, and 29.4 gt Ag (#170401).

ITEM 12 EXPLORATION

Exploration work carried out in 2009 consisted: 1) in pursuing the geological reconnaissance program in areas that were not covered in 2008 and in the recently staked area to the west of the property, along the shores of LG3 Reservoir; and 2) in performing a first follow-up on IP anomalies recently defined in the 73-km survey of the GE grid conducted in the winter of 2009 (Tshimbalanga *et al.*, 2009). This work was followed by trenching using a small hydraulic excavator in order to expose non-outcropping anomalies. In parallel, a MMI-type (mobile metal ion) soil geochemistry survey was conducted on the new GE grid and a till sampling program covered anomalies defined in previous years as well as new areas across the property.

Finally, a 3,331-metre diamond drilling program was planned to test the most promising geological, geochemical, and geophysical anomalies.

12.1. Geological Reconnaissance

The first phase of the geological reconnaissance program took place over a period of 45 days, from July 18 to August 31, 2009. The objectives were: 1) to ground-truth and follow up on the 2009 GE Grid IP anomalies and on the results of the 2008 campaign; and 2) to extend the geological reconnaissance coverage in other areas of the property, where gold anomalies in till were observed, or in new unexplored areas.

The field crew was composed of: Alain Cayer (geologist, project leader), Stephen Poistras (geologist), Stephanie Ladouceur (geologist-in-training), Mia Pelletier (geologist-in-training), Steven Lauzier (geology student), Michel Gauthier (geology student), Paul Sawyer (senior technician), Alberto Henley (senior technician), Yvon Perry (technician), and Gérald Harisson jr. (technician), Stanley Miniquaken (technician) and Tobias Gilpin (technician). The Quaternary sampling crew was composed of Rémi Charbonneau (geologist), Joel Pettigrew (geology student), Dave Fafard (geology student) and Xavier Boulanger-Paradis (technician). Field crews were mobilized in the field by helicopter from Virginia's PLEX base camp, located south of the Transtaiga road near kilometre 176.5. ATVs were also used during the trenching campaign from the camp to the trenching site.

Geological reconnaissance and follow-up work on gold anomalies resumed from September 21 to October 23, 2009. The new team included all those listed above, except for the students who had gone back to school.

A total of 2,035 rock samples were collected during the field programs. All samples were analyzed for gold by Laboratoire Expert in Rouyn-Noranda, Québec, and 656 for 30 chemical elements (Scan 30) by Activation Laboratories in Ancaster, Ontario. Of these, 1,627 were collected on outcrops, 346 from erratic boulders, and 62 are channel samples. A list of samples is provided in Appendix 3, along with their location and main geological features.

Table 2: Anomalous gold samples from the 2009 geological reconnaissance programs.

Area	Sample	Grade	Type	Lithology	Alteration	Mineralization	UtmE	UtmN
North Contact	168114	**6.58 gt Au, 134.0 gt Ag**, 0.13% Cu and **1.19% Pb**	Grab	v.QZ, M8 SR	SR++ Si+	4GL 2CP trPO PY	497713	5922935
	168116	1.95 gt Au and 14.5 gt Ag	Grab	M8	SR++	2PY	497714	5922935
	168205	1.17 gt Au	Grab	I1B	BO+	PY CP	494885	5922531
	169912	1.10 gt Au	Boulder	V3B		2PY	498669	5923376
	169918	1.44 gt Au	Grab	V3B		4PY	499265	5923490
Road	170401	**1.24% Zn, 3.68% Cu** and 29.4 gt Ag	Grab	V3B	BO++SR++Si	5PO 2PY SP trCP GP	479451	5927275
	170402	**0.96% Zn**, 0.22% Cu and 4.6 gt Ag	Grab	V3B	Si++SR++BO++	PO PY CP SP GP	479448	5927273
	170403	**1.78% Zn**, 0.33% Cu and 5.7 gt Ag	Grab	V3B	Si++	2CP SP GP	479458	5927270
	170404	**1.36% Cu,** 0.47% Zn and 18.2 gt Ag	Grab	I3A	CC++Si++BO+	PY PO trMC AZ CP AS	479457	5927275
North JUG	169999	**18.03 gt Au**, 9.0 gt Ag and **1.16% Cu**	Grab	v.QZ, I4	Si+	5CP PY trBN	472494	5930138
	170000	**18.34 gt Au**, 13.6 gt Ag and 0.59% Cu	Grab	v.QZ, I4	Si+	2CP trBN	472496	5930141
	170151	**7.58 gt Au,** 4.6 gt Ag and 0.19% Cu	Grab	I4-M16, v.QZ	Si+	MC CP trCU	472494	5930147
	170611	**4.63 gt Au,** 4.5 gt Ag and 0.28% Cu	Grab	v.QZ		CP PY	472478	5930140
	168710	2.02 gt Au and 0.15% Cu	Boulder	V3	Si CL TL	5PO 2CP PY	476197	5930514
	168914	0.75 gt Au, 16 gt Ag, 0.22% Cu and 0.48% Co	Grab	S3-V3B	SI+ GR+	3-10PY trCP	473362	5929000
	168985	24.3 gt Ag	Grab	S2	Si++BO	5PY 5PO	472804	5929054
David Grid	168355	1.37 gt Au	Grab	V3B, S3	Si++ CL++ CC	10PY PO	469119	5929139
	168952	2.16 gt Au	Grab	T2 (?I2J) v.QZ	SI+	8PY	470281	5929522
	168960	1.03 gt Au	Grab	T2		2PO 1PY	468686	5928731

				(?I2J)/V3B				
	169613	1.65 gt Au and 17.2 gt Ag	Grab	T2 (?I2J)/I1D	Si++BO++	10PY	469120	5929038
	170320	2.71 gt Au	Grab	V1 TU	BO++	5PY 2PO	469345	5928905
	170321	3.57 gt Au	Grab	V1 TU	BO++	5PY 3PO	469342	5928917
PS Grid and LG3 reservoir	168065	3.13 gt Au	Grab	M16		2PO 2PY CP **trVG**	465605	5927631
	168066	2.06 gt Au, 4.3 gt Ag and 0.18% Cu	Channel (1m)	M16, I2J v.QZ	EP++ K+	2CP PO PY	465602	5927628
	168082	0.96 gt Au	Boulder	V3B, I2J		5-6PY	465363	5927517
	168980	**3.98 gt Au, 545.0 gt Ag** and 0.28% Cu	Grab	I2J, I1D	CC+	5PY 3PO trMC	465696	5927655
	168981	**13.28 gt Au, 38.4 gt Ag** and **1.87% Cu**	Grab	I2J v.QZ / M16	EP++ CC++ Si+	8CP 2PO	465601	5927629
	169301	**0.94% Mo**	Grab	v.QZ I2J	CC-	5MO 2PY PO trCP	463961	5927368
	169302	**0.65% Mo**	Grab	v.QZ I2J		3MO	463981	5927358
	168598	**4.25 gt Au**	Grab	M8	SR+ Si+	15PY	462451	5926497
	170361	1.17 gt Au	Grab	M16		5PY 2PO	463614	5926519
	168219	1.37 gt Au	Channel (1m)	M16(V3B)	AM++ GR BO FK	TR PO-5% trPY CP	463529	5926496
	168235	1.78 gt Au	Channel (1m)	I2J poFP	BO+ Si+	10PY PO	464458	5927168
	168207	**5.52 gt Au**	Grab	V3B	Si++BO+	10PO 5PY CP	463635	5927060
	169833	1.37 gt Au	Grab	M16(V3B)	AM++ BO+ Si+	trSF	463539	5927015
	169844	0.58 gt Au, 16.5 gt Ag, 0.15% Zn and 0.17% Pb	Grab	S2, I1		PY	463706	5927060
	168224	1.68 gt Au and 4.6 gt Ag	Grab	V3B	BO++Si AM	15-20PY PO	463395	5926994
	169119	0.99 gt Au	Channel (1m)	V3	Si++ BO++ EP AM	10-15PY 2-5PO	463396	5926993
	169838	**28.80 gt Au** and 4.4 gt Ag	Grab	M16, I1B	AM+ GR+ Si+ BO+ TL+	5PO PY	463183	5926958
	169839	**5.28 gt Au**	Grab	v.QZ, I1B		PY CP	463183	5926958
	170187	0.93 gt Au	Grab	M16	BO+	3PY	463079	5927001
	168837	**11.05 gt Au**	Grab	V3B	SI+	3PY	462626	5927058
	168869	0.79 gt Au, 8.8 gt Ag, 0.16% Cu and 0.19% Ni	Grab	v.QZ, I2J		80PY CP	461819	5926951
	169638	**2.84% Mo**	Grab	M8 (I4)	BO++Si+	5MO 5PO 2PY trCP	460196	5927128
	169639	**1.01% Mo** and 9.9 gt Ag	Grab	v.QZ I2J	(CC)	3PY 5MO	460220	5927150
	168654	**2.13% Mo** and 4.0 gt Ag	Grab	M8	BO AM K	5 MO PY	461329	5927089
	168370	**85.8 gt Ag** and 0.27% Pb	Grab	M8 v.QZ	CL++ K trCC	trCP trPY	461309	5927090
	168653	0.38% Mo	Grab	M8	Si BO AM K	PY 2MO	461314	5927088
	168655	0.28% Cu, 0.11% Mo and 0.23% Ni	Grab	I4	AM K Si	5PY MO	461332	5927087
	168376	13.8 gt Ag and 0.16% Mo	Grab	M15	EP+ FPK+	PY	461355	5927471

Geological reconnaissance carried out in 2009 led to the discovery of several new mineral showings. To simplify the discussion, anomalous outcrops (> 0.75 gt Au) were grouped into 5 different areas (Table 2). The North Contact, North JUG, David Grid, and PS Grid areas (including part of LG3 reservoir) all contain outcrops with anomalous gold and occasionally base metal values. The Road area is distinctive in that it hosts, to date, only base metal anomalies.

The North Contact area is located 2.0 km due north of the ILTO and Tommy showings. Gold grades in this area appear to be concentrated along the north contact of the gneissic tonalite massif. Gold showings occur over a few kilometres along an E-W axis, hosted in basaltic country rocks, in a granitic unit within the tonalitic massif, or in a m-scale sericite schist with quartz veins, located directly at the tonalite/basalt contact. This schist unit hosts the best gold grades obtained in this area. A 10-cm quartz vein with galena, chalcopyrite and pyrite graded 6.58 gt Au, 134.0 gt Ag, 0.13% Cu and 1.19% Pb (#168114), and the sericite schist with pyrite mineralization yielded 1.95 gt Au and 14.5 gt Ag (#168116). A small trench (TR-PL-09-044) was excavated late in the fall of 2009; best results are: 0.69 gt Au, 19.4 gt Ag and 0.15% Pb over 0.6 m (Table 3).

The Road area is located about 800 metres north of kilometre 166 along the Transtaiga Road. This area shows very attractive gold anomalies in till, but attracted attention in 2009 due to the presence of zinc, copper, and silver anomalies. Showings occur along an E-W-trending deformation zone where basalts are strongly altered to sericite, biotite, silica, and locally carbonates. Traces of graphite were also observed. Mineralization is composed of pyrrhotite, pyrite, sphalerite and chalcopyrite. Sample #170401 yielded grades of 1.24% Zn, 3.68% Cu, and 29.4 gt Ag. No follow-up was conducted in 2009 but it will be scheduled in the next field campaign.

The North JUG area is located in the northernmost part of the property. This area is characterized by km-scale folding of the contact between Laguiche paragneisses and mafic-ultramafic units of the Guyer belt, and by a change in the facing direction of Guyer units. East of the fold, mafic units broadly strike N280 and dip at 70 to 85 degrees, whereas to the west of the fold, the general strike is N250 with broadly similar dips. The four main showings in this area consist of m-scale quartz veins with chalcopyrite and pyrite mineralization. Best grab samples include #169999, which graded 18.03 gt Au, 9.0 gt Ag and 1.16% Cu, while the vein selvages graded 7.58 gt Au, 4,60 gt Ag and 0.19% Cu. A second vein located about 20 metres to the west graded 4.63 gt Au, 4.50 gt Ag and 0.28% Cu. These veins were uncovered in the last few days of the 2009 field campaign and have been traced over about 10 metres thus far. No follow-up work was conducted in 2009 but it will be scheduled in the next field campaign. Two (2) other outcrops in this area yielded a few anomalous values in gold, silver and/or base metals. Samples #168914 and 168985 are located about 1.0 kilometre south of the quartz veins, along or near the contact between basalts and a sedimentary unit (arenite-wacke). Silicification is observed, as well as traces of biotite and garnet alteration. Mineralization is composed of pyrite-pyrrhotite, with trace chalcopyrite. Best results from sampled outcrops are: 0.75 gt Au, 16 gt Ag, 0.22% Cu and 0.48% Co for sample #168914, and 24.3 gt Ag for sample #168985. A channel sample collected on outcrop #168914 yielded only 0.1 gt Au and 4.7 gt Ag / 1.0 m (#168793).

The David Grid area is a new area located near LG3 Reservoir. In the north part of this area, mineral showings occur in or near a deformation zone (mylonite) several metres wide that affects tonalitic and dioritic intrusive rocks. This corridor was traced over more than 2 km strike length, and extends into other nearby areas. Four (4) outcrops along the corridor yielded grades ranging from 1.03 gt Au (#168960) to 2.16 gt Au (#168952), although several other outcrops also yielded grades above 0.20 gt Au. Follow-up work was conducted on three of the four best outcrops, with channel sampling, although this work yielded no results above 1.0 gt Au. The best interval was: 0.75 gt Au over 1.0 m (#169610), from an outcrop where grab sample #168355 had yielded 1.37

gt Au. A few channel samples located further east yielded grades of 0.51 gt Au / 1.0 m (Table 3: TR-PL3-09-004), on outcrops that yielded the same grades in grab samples.

In the late fall to the south of the area, "David" showing was also uncovered in a felsic volcanic unit altered to biotite. Two grab samples from this outcrop graded 2.71 gt Au (#170320) and 3.57 gt Au (#170321). A quick intervention enabled us to channel sample the outcrop, despite the presence of more than 20 cm of snow cover. During this last intervention of the 2009 campaign, a summary trench was excavated (Table 3: DV-PL-09-019), from which best results are: 1.18 gt Au / 6.0 m including 2.86 gt Au / 2.0 m, however all 10 metres of channel sampling yielded anomalous gold values. Further work (mechanical trenching, mapping, etc.) will be planned in subsequent field campaigns. A small 6-km line grid was cut in early 2010 and a ground-based induced polarization (IP) survey was conducted over 4.5 km, as well as a ground magnetic survey of 6.0 km.
The PS Grid area is another new area located directly south of LG3 Reservoir. Early on during our fieldwork, several outcrops yielded anomalous gold values and locally base metal values. East of the area, gold anomalies occur at the contact between a tonalite and a diorite with pyrite and pyrrhotite mineralization. Along the contact occurs a thin (10-90 cm) layer of amphibolite mineralized with pyrrhotite and chalcopyrite and altered to epidote, calcite and silica. Best results from grab samples are: 13.28 gt Au, 38.4 gt Ag and 1.87% Cu (#168981), and 100 metres further east: 3.98 gt Au, 545.0 gt Ag and 0.28% Cu (#168980). Channel samples from these outcrops graded 2.06 gt Au, 4.3 gt Ag and 0.18% Cu over 1.0 m (#168066) from outcrop #168981; and 2.26 gt Au, 292.1 gt Ag, 0.22% Cu and 0.10% Zn / 1.0 m (#168800, Table 3: TR-PL3-09-005) from the second outcrop #168980.

The west part of the area shows very few gold anomalies but does however contain several molybdenum and silver anomalies. The setting here is different from other areas due to the presence of m-scale deformation zones strongly enriched in biotite, crosscutting ultramafic and dioritic units. These biotite schists are mineralized with pyrite, locally with molybdenite, either disseminated or in thin veinlets, and chalcopyrite. Deformation zones generally occur within a 10-m-wide anastomosing network. Best results from grab samples include: sample #169638 grading 2.84% Mo; #169639 with 1.01% Mo and 9.9 gt Ag; #168654 grading 2.13% Mo and 4.0 gt Ag; and #168370 with 85.8 gt Ag and 0.27%Pb. No channel sampling was conducted on these anomalies.

The central part of the PS Grid area is where the largest number of gold showings and the widest variety of settings occur. This area yielded a few base metal anomalies, but mainly gold, in a geological setting broadly characterized by a rheologic contrast between a tonalitic intrusive unit and amphibolitized mafic lavas. The vast majority of gold showings occur at the contact or a few metres from the latter, in both intrusive and volcanic rocks. Along this contact zone, over a strike length of several hundred metres, close to a dozen gold showings with grades above 1.0 gt Au were uncovered.

Anomalous samples collected in the mafic volcanic unit are generally associated with thin cm-scale to m-scale silicified layers enriched in biotite and locally in garnet and epidote. These alteration bands are mineralized with 3 to 15% pyrite-pyrrhotite and locally host traces of chalcopyrite. Best results from grab samples include sample #168207 which graded 5.52 gt Au, and in channel sample 0.17 gt Au / 10.0 m (Table 3: TR-PL3-09-006); sample #168224, which graded 1.68 gt Au and 4.6 gt Ag, and in channel sample 0.99 gt Au / 1.0 m (#169119); and sample #168219 which graded 1.37 gt Au but where no follow-up was conducted.

The intrusive unit that forms the north wall of this contact zone ranges in composition from tonalitic to dioritic, with a few local granitic dykes. Alteration patterns observed include silicification, both penetrative and veining, as well as locally, biotitization, tourmalinization, and sericitization. The sample collected the furthest to the east along the contact zone consists of a silicified feldspar-phyric diorite with biotite alteration and 10% pyrite mineralization. A channel sample collected from this outcrop graded 1.78 gt Au / 1.0 m (#168235). One kilometre further west, two samples #169838 (28.8 gt Au and 4.4 gt Ag) and #169839 (5.28 gt Au) were collected in a silicified and sericitized granitic dyke more than 30 metres wide with disseminated pyrite. It hosts an anastomosing network of quartz-tourmaline veins and amphibolite enclaves with 5-15% pyrite. This dyke forms the north wall of a mylonitized amphibolite zone several metres across, with 5-10% strongly deformed granitic enclaves. This outcrop, which eventually became the EDY mineral showing, was mechanically stripped (Table 3: TR-PL3-09-010) and systematically channel sampled in the last days of the fall campaign. It will be described in the following section.

Among the other mineral showings occurring in the central part of the PS Grid area, sample #168837 graded 11.05 gt Au in a 10-cm-thick silicified alteration zone with pyrite in mafic lavas. Channel sampling conducted as follow-up failed to yield anomalous gold values however. In another location, sample #168598 graded 4.25 gt Au in a sericitized and silicified schist or arenitic horizon at the contact with mafic lavas. A summary follow-up in the form of channel sampling yielded only 0.13 gt Au / 1.0 m, however the thickness of the sericite schist unit could not be determined. Mechanical trenching and systematic sampling should be conducted during the next field campaign. One last gold setting was uncovered with samples #170361 (1.17 gt Au) and #169426 (0.69 gt Au). The latter graded 1.37 gt Au / 1.0 m (#168219) in channel sample. The two gold anomalies, located in mafic lavas about 100 metres from one another, occur in the same alteration (with amphiboles, garnets, biotite and K-feldspar) and mineralization (5-10% pyrrhotite, trace pyrite) corridor. To date, the altered and mineralized zone does not appear to be more than 1.0 m thick.

Finally, two samples yielded anomalous molybdenum values. Samples #169301 (0.94% Mo) and #169302 (0.65% Mo) were collected in a 10-cm quartz vein mineralized with molybdenite, pyrite, pyrrhotite, and trace chalcopyrite. This vein crosscuts the dioritic unit along a N-S axis.

12.2. 2009 Trenching Program

In parallel with the geological reconnaissance program, a trenching program was carried out using a Bobcat 435 hydraulic excavator, during which 22 trenches were excavated. The bedrock was exposed over a few IP anomalies identified during the recent geophysical survey conducted in the winter of 2009 in the GE grid. Other trenches were also excavated over anomalous outcrops in order to perform channel sampling and better explain the anomalies. Most of these outcrops also coincide with IP anomalies. Also, upon reception of the MMI survey results in the last few weeks of the fall program, trenching was carried out to investigate six (6) anomalies, then in the last week, the small hydraulic excavator was moved to the PS Grid area to excavate three (3) trenches, including one on the EDY showing. Finally, a trench was hand dug on the David showing prior to the drilling campaign, when the snow cover was already more than 20 cm thick.

Mechanical trenches are 3 to 200 metres long by 1 to 2 metres wide and the overburden cover is generally less than 0.5 metre in thickness. About a dozen trenches, where gold grades were low and/or geological data was deemed less important, have already been reclaimed. Others will be reclaimed during the next work program. All trenches and outcrops are accessible by ATV using a trail developed in the fall of 2008.

A total of 836 samples were collected, including 238 grab samples and 598 channel samples for a total of 588.65 metres. Trenches were grouped into nine (9) areas to simplify descriptions and geological settings. Some of these groups are numbered according to mineralized areas defined in 2008 based on the presence of mineral occurrences. Areas are numbered sequentially from west to east. Best results are listed in Table 3.

- Area 3 (Guylaine)

Trench TR-PL-09-034 was excavated some 300 metres east of the Guylaine TR-PL-08-001 trench, about halfway between the Guylaine and AIM areas. The trench targeted a double IP anomaly, one of which is the strongest in this area. Exposed lithologies are, from north to south: a gneissic tonalite about 25.0 metres wide, followed by a first layer of mafic lavas over nearly 45.0 metres, with a 5.0-m tonalite dyke or enclave in the centre. This mafic lava unit corresponds to the one uncovered at the Guylaine and AIM showings. A diorite dyke or sill is then exposed over nearly 40.0 metres. The north and south contacts of this diorite are characterized by injections of pegmatitic material over a few metres. Then a second unit of mafic lavas, nearly 80.0 metres thick, occurs, hosting m-scale diorite dykes and sedimentary (wacke) enclaves. The intensity of deformation in the mafic layer increases southward, eventually forming a mylonite. This mylonite occurs in a topographic low where the bedrock could not be reached over several metres. Finally, the south part of the trench shows a sedimentary layer some 20 metres thick. This unit also shows a rapidly increasing deformation gradient from north to south. Directly south of the mylonite occurs a weakly deformed wacke, but within a few tens of metres we find a paragneiss typical of units in the Laguiche Group.

The two IP anomalies were exposed and were explained by the presence of 2 to 15% pyrite and pyrrhotite mineralization. Locally, traces of chalcopyrite and molybdenite are also observed. Highest concentrations occur along the north contact of the diorite sill with mafic lavas, as well as near the mylonite zone to the south. However, gold anomalies occur near the north contact. Mafic lavas just before the contact are epidotized with traces of chlorite and carbonates, and graded 0.21 gt Au / 14.0 m. The diorite sill is silicified and strongly altered to biotite with traces of epidote along the north contact with mafic lavas. It is also anomalous in gold, with grades of 0.37 gt Au / 15.0 m including 1.31 gt Au / 3.0 m. Another gold anomaly was obtained in this trench, from a grab sample collected in the gneissic tonalite with pyrite mineralization. It is located at the north end of the trench and graded 0.72 gt Au and 4.4 gt Ag.

- Area 6 (Sue)

Two trenches were excavated in this area, in order to investigate potential extensions of gold anomalies in the Sue area and to investigate the strongest IP anomaly in this area. Trench TR-PL-09-038 exposed, from north to south, a dioritic unit more than 15.0 m thick, followed by m-scale alternating layers of amphibolites and sediments (wackes) over 12 metres, and finally, the mafic lava unit was exposed over more than 25.0 m. The IP anomaly corresponds to the latter, and the presence of up to 5% disseminated pyrrhotite explains the anomaly. Channel samples were collected, from 0.2 to 1.3 m in length, but not in a continuous fashion. Thus, 14 samples yielded gold grades from 0.1 to 0.48 gt Au. A few discrete gold anomalies were obtained in the diorite and in the sediments, but all samples taken from the mafic lava unit yielded grades above 0.1 gt Au.

Trench TR-PL-09-039 is a small trench that was excavated by hand, given the very thin layer of overburden. Lithologies exposed in this trench consist of a wacke unit with 10-cm-thick amphibolite layers and tonalitic dykes or enclaves. No channel sampling was conducted in this trench, and only two grab samples graded above 0.1 gt Au.

- Area 8 (ILTO)

Trench TR-PL-09-043 was excavated over an IP anomaly located 270 metres west of the ILTO-2 showing. Exposed lithologies, from north to south, begin with the gneissic tonalite over about 15 metres. The tonalite contains 1-2% disseminated pyrite and is weakly silicified. Silicification gradually increases to become quite intense along its southern contact, and is accompanied by increasing mineralization, going up to 15% pyrite with traces of pyrrhotite. A mafic lava unit some 15.0 metres thick is in contact with the gneissic tonalite. This mafic unit is strongly epidotized and silicified and contains 10-20% pyrite and pyrrhotite, which explains the IP anomaly. This unit hosts the majority of gold anomalies above 0.10 gt Au. The mafic lava unit is followed by diorite over more than 20 metres. In the first 10 metres of this diorite, pegmatite veins and m-scale layers of biotite schist are present. A few gold anomalies above 0.10 gt Au were obtained near this contact zone.

- Area 9 (Tommy)

One trench was extended in this area and a new trench was excavated. Trench TR-PL-08-018, where the diorite unit was exposed in the fall of 2008, was extended by more than 30.0 metres in order to investigate the north contact of the diorite and a MMI anomaly at the 99.5 percentile. This trench was excavated late in the fall. From north to south, exposed lithologies include mafic lavas over about 10 metres, followed by more than 25 metres of diorite. At the contact between the two units, a few m-scale layers of biotite-actinolite schist with 2-5% pyrite occur over a few metres. Most of the anomalous samples occur in the mafic lavas in the first part of the trench, where one sample graded 1.03 gt Au / 1.0 m.

Table 3: Best gold grades from the 2009 trenching program.

Area / Target	Trench	Grade	Lithology	UtmE	UtmN
3 (Guylaine)	TR-PL-09-034	0.21 gt Au / 14.0m	V3-I3 EP CC 2-15PYPO trMO	492133	5921932
		0.37 gt Au / 15.0m	I2J BO++Si(CL) 5PY 5PO		
		incl. 1.31 gt Au / 3.0m			
6 (Sue)	TR-PL-09-038	14 channel samples (0.2 - 1.3m) from 106 to 477 ppb Au	V3 BO EP 1-5PO, I2J PO	493544	5921713
	TR-PL-09-039	N.S.V	S3 BO++ 5PY	493743	5921696
8 (ILTO)	TR-PL-09-043	13 channel samples (1.0m) over 100 ppb Au	V3 SiEP10-20PYPO, I2J K 2-5PY	496198	5921203
9 (Tommy)	TR-PL-08-018	1.03 gt Au / 1.0m	V3 SiEP 2PY, I2J (K) PY	497197	5920695
	TR-PL-09-045	**8.76 gt Au / 2.0m**	M8 (V3-V4) tr-2PO	497098	5920684
Regional IP anomalies	TR-PL-09-035	0.69 gt Au / 4.9m	S3 Si(EP)8-10PY	491025	5922372
		incl. 1.27 gt Au / 2.0m			
	TR-PL-09-036	N.S.V	M8(S3) SR+BO(SiGR) tr-4PY PO	490740	5922790
	TR-PL-09-037	N.S.V	M1 (I1D) tr-3PY	492824	5922125
	TR-PL-09-040	0.10 gt Au / 14.0m	I2J (BOEP) 3PO , V3 PO	495112	5921399
		and 0.13 gt Au / 11.0m			
	TR-PL-09-040-S	N.S.V.	I2J (BOEP) PO trPY	495083	5921272
	TR-PL-09-041	0.13 gt Au / 17.0m	V3 BOEP 1-4PO, I2J EP PO	495304	5921373
	TR-PL-09-042	N.S.V	I3A CC 1-4PO	495581	5921202
Anomalous outcrops (AU)	TR-PL-09-044	0.69 gt Au, 19.4 gt Ag and 0.15% Pb / 0.6m	V3 BOSi tr PO	497714	5922935
	TR-PL-09-046	N.S.V.	V3 v.QZ trPY	497630	5922684
Regional MMI anomalies	TR-PL-09-047	237 ppb Au	M1 (I3A)Si++BO 10-15PY	498380	5920472
	TR-PL-09-048	N.S.V	V3 Si(KEP) trPY	497715	5920330
	TR-PL-09-049	N.S.V	V3 SiCL(MV) PY	496401	5920886
	TR-PL-09-050	N.S.V	S3 poFP CL(Si) trPY	495786	5920804
	TR-PL-09-051	0.31 gt Au / 7.0m	I2J Si++K+(EP) tr-5PY, V3 Si 2PY	495502	5921281
	TR-PL-09-052	0.30 gt Au / 6.0m	I2J EPHM+ 2-5PY	495688	5921225
PS Grid	TR-PL3-09-003	0.51 gt Au / 1.0m	T2 (?I2J) Si++AM+ 4PY	470281	5929522
	TR-PL3-09-004	0.51 gt Au / 1.0m	T2 (?I2J-S3) Si++ 5PY	470374	5929512
	TR-PL3-09-005	**2.26 gt Au, 292.1 gt Ag,** 0.22% Cu and 0.10% Zn	M1 (I1D) Si++AM+ 5-10PY	465699	5927658
	TR-PL3-09-006	0.17 gt Au / 10.0m	V3 DP+Si 1-6PY	463642	5927054
	TR-PL3-09-010 (EDY showing)	**32.82 gt Au / 1.0m**	I1B Si++TLSR tr-5PY, M16 DPEP 2-5PY	463181	5926955
		29.47 gt Au / 1.0m			
		5.13 gt Au / 3.0m			
		20.98 gt Au / 2.0m			
		17.80 gt Au / 0.5m			
		6.04 gt Au / 3.0m			
		5.84 gt Au / 3.0m			
		28.80 gt Au (grab)			
		5.28 gt Au (grab)			
	TR-PL3-09-011	0.26 gt Au / 4.0m	V3 Si++(BOEP) 5-15PY	463294	5926967
David Grid	**DV-PL-09-019 (David showing)**	**1.18 gt Au / 6.0m**	V1 BO++ Si+ poFP 1-10 PY	469343	5928918
		incl. 2.86 gt Au / 2.0m			
		and 0.30 gt Au / 3.0m			

Trench TR-PL-09-045 was excavated to investigate a 98-percentile MMI anomaly and the beginning of a strong IP anomaly corresponding to the south extension of the Tommy showing. Exposed lithologies consist in m-scale alternating layers of amphibolite, diorite, and biotite-actinolite schist with traces to 1% pyrite and pyrrhotite. A section grading 8.76 gt Au / 2.0 m was obtained in the central part of the trench. This section is located at the contact between a biotite-actinolite schist and an amphibolite layer. Due to the thickness of overburden, the trench could not be extended southward, but this gold-rich section may explain the MMI anomaly.

- Regional IP Anomalies

Several trenches were excavated to help explain grid-scale IP anomalies. Trenches TR-PL-09-035 to 037, for example, were excavated in the east part of the new grid. They all revealed distinct geological settings, but only TR-PL-09-035 yielded a weak gold anomaly, with grades of 0.69 gt Au / 4.9 m including 1.27 gt Au / 2.0 m in a sedimentary unit (wacke) injected with pegmatites. The IP anomaly at this location was the strongest in the entire new grid; it was explained by the presence of 8 to 10% disseminated pyrite and stringers over several tens of metres. Trench TR-PL-09-036 exposed a sericite-biotite schist mineralized with up to 4% pyrite. No significant gold grades were obtained however. Trench TR-PL-09-037 exposed the gneissic tonalite, which showed very weak alteration and a few 10-cm-wide zones with up to 3% pyrite. No significant gold grades were obtained from grab samples.

Four (4) other trenches were excavated on IP anomalies in the central part of the new grid. Trenches TR-PL-09-040, 040-S and 041 exposed the north contact of the diorite with the mafic lavas; trench TR-PL-09-040-S also exposed the south contact of the diorite. The north contact exhibits up to 4% pyrite and pyrrhotite mineralization over a few metres, in both the diorite and mafic lavas. This mineralization explains the first IP anomaly (north), and weakly anomalous sections were obtained in both trenches (TR-PL-09-040: 0.1 gt Au / 14.0 m; and TR-PL-09-041: 0.13 gt Au / 17.0 m). The south part of trench TR-PL-09-040 is still in the diorite but mineralization here drops to less than 1%. However, potassic alteration appears to increase, along with minor epidote. This alteration zone corresponds to another anomalous section that graded 0.13 gt Au / 11.0 m. This section ends in overburden, and it was impossible to extend the trench due to a swampy area. Another trench, TR-PL-09-040-S, was excavated 60 metres further south, on the other side of the swamp, where the diorite is exposed, in contact with a wacke unit to the south. No gold grades were obtained in this trench.

One last trench, TR-PL-09-042, investigated an IP anomaly located south of the diorite sill. This trench exposed mafic lavas with up to 5% pyrite and pyrrhotite mineralization, sufficient to explain the IP anomaly. A few grab samples yielded anomalous gold grades above 0.1 gt Au.

- Anomalous Outcrops (Au)

Two trenches were excavated late in the fall upon reception of anomalous gold results. Trench TR-PL-09-044 (North contact area) exposed a silicified sericite schist unit, wedged between the gneissic tonalite and a mafic lava unit. The schist contains disseminated pyrite and pyrrhotite as well as a few 10-cm-thick quartz veins with pyrite, pyrrhotite, chalcopyrite, and galena. Grab samples from this outcrop graded 6.58 gt Au, 134.0 gt Ag, 0.13% Cu, and 1.19% Pb in a quartz vein, and 1.95 gt Au and 14.5 gt Ag in the schist (Table 2 : North Contact area). The best channel sample yielded 0.69 gt Au, 19.4 gt Ag, and 0.15% Pb / 0.6 m.

Trench TR-PL-09-046 was excavated about 300 metres southwest of trench TR-PL-09-044, to determine the geological setting of several quartz veins uncovered during the geological reconnaissance campaign. The trench exposed several weakly mineralized quartz veins, each about 10 cm in thickness, hosted in weakly mineralized mafic lavas. No anomalous gold grades were obtained.

- Regional MMI Anomalies

In the last few weeks of the mechanical trenching program, the results of the MMI-type soil geochemistry survey came in and we were able to conduct preliminary follow-up work on 6 gold anomalies. To this end, trenches TR-PL-09-047 to 52 were excavated but only the last two yielded weakly anomalous gold grades. TR-PL-09-047 is the easternmost trench. It was designed to investigate a series of three anomalies which, from north to south, were at the 95, 95, and 99 percentile. The three (3) anomalies were investigated but the bedrock was reached only on the northernmost anomaly, which also corresponds to a weak IP anomaly. The exposed bedrock shows the contact between the gneissic tonalite to the north over 5.0 m and a strongly recrystallized gabbro or basalt to the south over a few metres. Up to 15% disseminated pyrite was observed in the mafic unit, which graded 0.24 gt Au (#169134) in grab sample. No channel sampling was performed in this location.

Trench TR-PL-09-048 was excavated over a 99.5 percentile MMI anomaly. Mafic lavas were exposed over the entire length of the trench. Moderate to very strong silicification is observed in the centre, along with local alteration to muscovite and/or biotite and traces of carbonates. The rocks are weakly mineralized, with traces of pyrite locally going up to 2%. Only grab samples were collected in this location, and three (3) of these yielded grades from 0.15 to 0.38 gt Au, in the south half of the trench. The south end of the trench coincides with the beginning of an IP anomaly but only traces of pyrite were observed, insufficient to explain the anomaly. Due to the presence of thick overburden, the trench could not be extended further south.

Trench TR-PL-09-049 is located 40.0 metres south of trench TR-PL-08-012, which is in the ILTO area. It was excavated to investigate twin MMI anomalies, at the 98 percentile to the north and the 99.5 percentile to the south. Due to the immediate proximity of the lake, the south anomaly could not be investigated and the trench was in fact excavated more than 25.0 metres west of the north anomaly. Exposed lithologies consist of silicified mafic lavas with local chlorite and muscovite alteration. Traces of pyrite are present, and the best section graded 0.32 gt Au / 1.0 m in the south part of the trench.

Trench TR-PL-09-050 is the southernmost trench. It was excavated to investigate a cluster of three MMI anomalies in the Laguiche Group. From north to south, the anomalies are at the 98, 95, and 95.5 percentile. The trench exposed a sedimentary sequence with a metamorphic gradient increasing southward. The first 35 metres of the trench (from north to south) is characterized by a wacke sequence with gradually increasing grain size, quartz veining, and pegmatitic injections. The sequence is weakly silicified, locally chloritized and contains traces to 1% pyrite. The next 30 metres consist of paragneiss with traces of pyrite. Finally, the last 40 metres are characterized by a granite altered to biotite and K-feldspar over a few metres width in the south part of the trench. The granite is weakly mineralized with pyrite, and a paragneiss enclave with 1-2% pyrite is observed over a few metres at the base. The only gold anomaly obtained in this location is from a grab sample collected in the north part, in wackes, which graded 0.22 gt Au.

Finally, trenches TR-PL-09-051 and 052 were excavated 200 metres from one another, to investigate two MMI anomalies at the 99 and 99.5 percentile. The first trench exposed a contact zone between diorite to the north and mafic lavas to the south, with biotite-actinolite schists developed along the contact. The diorite is locally altered to silica, biotite and/or epidote, and the schist is altered to silica and chlorite. Both units contain traces to 2% pyrite and pyrrhotite. A weak gold anomaly, grading 0.31 gt Au / 7.0 m, occurs at the contact between the two units. The second trench, TR-PL-09-052, is entirely excavated in the diorite, which in this location is locally silicified, hematized and/or epidotized. Mineralization ranges from traces to 5% pyrite and pyrrhotite, with the highest concentrations observed in the south part of the trench. An anomalous section was also obtained in the south part of the trench, with 0.30 gt Au / 6.0 m.

- PS Grid

During the last week of the 2009 trenching campaign, the small hydraulic excavator was moved to the PS grid in order to expose a few outcrops that yielded promising gold anomalies. One (1) trench was excavated by hand and three (3) mechanically. Trench TR-PL3-09-005 was excavated by hand since the anomalous outcrop (#168980: 3.98 gt Au, 545.0 gt Ag and 0.28% Cu) is located near the shores of LG3 Reservoir and the overburden cover was very thin. As mentioned previously, channel samples (6.0 m) were taken at the contact between a dioritic and tonalitic unit, where a thin m-scale layer of amphibolite occurs. All units contain 1-2% disseminated pyrite, reaching 5-10% in the amphibolite. The channel sample collected at the amphibolite/tonalite contact graded 2.26 gt Au, 292.1 gt Ag, 0.22% Cu and 0.10% Zn / 1.0 m (#168800).

Three other trenches were mechanically excavated in the last days of the 2009 campaign, when more than 10 cm of snow already covered the ground. Trench TR-PL3-09-006 was excavated over an anomalous outcrop that graded 5.52 gt Au (#168207). The trench exposed the contact between a tonalitic unit to the north (more than 10.0 metres) and mafic lavas to the south (about a dozen metres). Both units contain up to 1% pyrite, reaching 8% pyrite in mafic lavas near the contact. An anomalous section grading 0.17 gt Au / 10.0 m was obtained at the contact.

Trench TR-PL3-09-010, on the EDY showing (Map 35), exposed an outcrop where two samples previously yielded grades of 5.28 gt Au (#169839), and 28.80 gt Au and 4.4 gt Ag (#169838). Exposed lithologies consist of a granitic unit in contact with a mylonitized amphibolite.

The granite shows silicification and sericitization, with an anastomosing network of mm-scale to dm-scale quartz-tourmaline veins. The veins form a tensional system with a dextral component. Several dm-scale amphibolite enclaves are also enclosed in the granite. The latter host the highest sulphide concentrations, up to 15% disseminated pyrite, whereas the granite rarely contains more than 3% pyrite, and quartz veins and veinlets usually no more than 5% pyrite. Sample #170790 graded 29.47 gt Au / 1.0 m, and a few grains of visible gold were observed along the edges of the quartz vein in contact with granite.

The mylonite zone is approximately 5.0 metres thick, and contains 5-15% enclaves of strongly deformed and boudinaged granite. Mineralization consists of 1-5% pyrite, locally going up to 10%. The mylonite strikes 320^0 and dips at 77^0. The southeast wall of the mylonite is a medium-grained, locally feldspar-porphyric mafic lava with 1-5% pyrite. A second m-scale deformation zone is observed in the north part of the trench, striking 270^0 and dipping 67^0.

Nearly 90 channel samples were collected on this trench, and most of the gold anomalies occur in altered granite with quartz veins and/or amphibolite enclaves. Table 4 lists all the gold-bearing sections; best results include 32.82 and 29.47 gt Au / 1.0 m, as well as 20.98 gt Au / 2.0 m and 6.04 gt Au / 3.0 m. Several metres in the mylonite zone graded above 0.10 gt Au, but only one section graded 1.44 gt Au / 1.0 m.

Finally, trench TR-PL3-09-011 was excavated about 100.0 metres east of the EDY showing. The trench exposed a strongly deformed amphibolite with granitic dykes or enclaves. Mineralization ranges from 5 to 20%, and a grade of 0.26 gt Au / 4.0 m was obtained.

- David Grid

Finally, one last trench was excavated by hand at the beginning of the drilling campaign. It exposed an outcrop (DV-PL-09-019) that graded 2.71 gt Au (#170320) and 3.57 gt Au (#170321). Exposed lithologies consist of a felsic volcanic unit, feldspar-porphyric in certain areas, altered to silica and biotite. The unit also contains 1 to 10% dm-scale layers of amphibolite altered to chlorite and epidote. Close to a dozen metres of channel sampling in two sections were collected on the outcrop, and most of these yielded anomalous gold grades. The best section is 1.18 gt Au / 6.0 m, including 2.86 gt Au / 2.0 m. The latter is located in the south part of the trench and remains open.

Once the two anomalous areas located near LG3 Reservoir were followed up, two line grids were cut to conduct geophysical surveys in the late fall of 2009 and winter of 2010. More than 45 km of line were cut on the PS grid, which covers the EDY showing, where an induced polarization survey (IP) totalling 32.8 km was conducted, as well as 43.8 km of magnetometer surveying (Tshimbalanga, 2010). The David grid, located 3.0 km northeast of the PS grid, is underway near the David showing; 6.0 km of lines will be cut to perform 4.5 km of IP surveying and 6.0 km of magnetometer surveying.

12.3. 2009 Quaternary Sampling Program

In parallel with the geological reconnaissance campaign and the 2009 trenching campaign, a soil and till sampling program was undertaken. The latter were planned and executed under the supervision of Inlandsis Consultants of Montréal, and sections 12.3.1 and 12.3.2 of this report were written by Rémy Charbonneau, mandated by the latter.

12.3.1. 2009 MMI Soil Survey

A systematic soil sampling grid was applied to a 7 km^2 area near the central portion of the Poste Lemoyne Extension Property. The objective of this survey, which involved the collection of 1,267 soil samples, was to discover anomalous gold or associated pathfinder elements. The survey was carried out from July 24 to August 9, 2009; the sampling crew accessed the field daily by helicopter from the nearby camp. Samples were analyzed at SGS Laboratories in Toronto for mobile metal ion partial leaching for Au plus 45 elements (series MMI-M5). Samples were taken along a line grid, at a 25-m spacing, along lines 200 m apart, while a closer density, at a sample spacing of 12.5 m along lines 100 m apart, was applied for higher priority zones Map 12). Soil samples (250 g to 350 g) were taken using an auger sampler from the upper part of the mineral unit. Although the latter was the preferred medium, organic matter (peat) was collected in poorly drained areas (168 sites in total) where the mineral unit was not within auger reach. Basic statistics were evaluated in an Excel spreadsheet for determination of anomalous thresholds, established as the average plus three standard deviations. A more homogenous interpretation was achieved by segregating mineral soil samples from peat samples in statistical analysis and selection of anomalies, since significant differences in the geochemistry can be expected for these two media.

Results for gold included 30 significant values from 1 to 3 ppb with frequent associations with pathfinder elements including Ag, As, Bi, Co, Cu, Mo, Sb, Sn and W. These multi-element signals were contoured to reveal anomalous areas, including anomalous trends, some of which follow alignments of known gold showings. Consequently, the applicability of the MMI method is confirmed by returning anomalous results near previously known gold occurrences, in addition to several new anomalous areas that remain to be ground-tested by detailed prospecting.

12.3.2. 2009 Till Sampling

A glacial sediment sampling survey (203 samples) was carried out in 2009 by Services Techniques Geonordic inc. of Rouyn-Noranda and Inlandsis Consultants of Montréal (Maps 10 and 11). This program includes a first sampling phase covering the newly added claims and follow-up sampling to better define previously identified gold dispersal trains.

Although assay results from analyses of the dense fraction were not available yet, visible gold data yielded high gold counts that confirm and better define previous results and reveal new occurrences of gold in till. To date, till sampling reveals eight anomalous areas of interest with multiple contiguous dispersal trains. The trains are characterized by moderate gold values in their distal parts, grading into strong gold signals in their proximal or head portion. A few of the gold signals present a strong proportion of pristine grains indicative of local derivation. In addition, most gold in till occurrences at the Poste Lemoyne Extension Property are supported by multi-element anomalies of hydrothermal affinity (As, Sb, Bi, W, S, Mo or Co) which further confirm the presence of local mineralization systems. These positive responses indicate a strong gold potential for the Poste Lemoine Extension Property, which clearly deserves detailed follow-up exploration work.

ITEM 13 DRILLING

A diamond drilling program was conducted from November 14 to December 16, 2009 and from January 20 to February 16, 2010. Of the 18 holes totalling 3,331 metres, two (2) drill holes were designed to follow-up on anomalous gold intersections obtained during the 2008 drilling program, twelve (12) holes investigated gold showings and geochemical and geophysical anomalies on the GE grid, and six (6) holes investigated similar targets on the PS grid. Table 4 summarizes the technical information of the drilling program.

Holes PLE09-130 and 131 were drilled to test the depth extensions of two anomalous gold intersections obtained in the previous campaign. Table 5 shows a summary of lithological units and gold intersections encountered in the two drill holes.Hole PLE09-130 was drilled 50 metres below drill hole PLE08-126, which graded 0.21 gt Au / 31.0 m in a m-scale sedimentary unit enclosed in mafic lavas. The same lithological units were intersected, and an anomalous intersection grading 0.34 gt Au / 27.0 m was obtained in drill hole PLE09-130.

Drill hole PLE09-131 was designed to test a thickened section of iron formation that was intersected in 2008 in drill hole PLE08-129 where it graded 1.09 gt Au / 29.0 m. The same lithological sequence was intersected in drill hole PLE09-131, but the thickened section was not encountered. The iron formation graded 1.54 gt Au / 2.0 m.

Table 4: Technical characteristics of the 18 holes drilled in the fall 2009 and winter 2010.

Hole	Line	Station	Azimuth / Dip	Length (m)	Recovered core (m)	Samples (metres)	Target/depth
PLE09-130	42+00E	8+25N	N190 / -51	248	223	153 (148.45m)	50m under PLE08-126
PLE09-131	48+75E	2+46N	N190 / -50	184	162	95 (91.40m)	50m under PLE08-129
PLE09-132	GE* 0+00	0+43N	N195 / -50	242	238	217 (210.85m)	Regional IP
PLE09-133	GE 4+50E	1+25S	N195 / -45	148	145	177 (175.00m)	Michèle showing
PLE09-134	GE 55+80E	0+73N	N195 / -50	192	188	166 (161.00m)	ILTO showing
PLE09-135	GE 57+25E	0+50N	N195 / -50	167	163	143 (141.70m)	
PLE09-136	GE 56+75E	0+50N	N195 / -50	116	112	106 (102.00m)	
PLE09-137	GE 63+00E	0+35N	N195 / -50	203	199	207 (201.30m)	Tommy showing
PLE10-138	GE 57+81E	1+60N	N217 / -50	224	221	223 (217.00m)	ILTO showing
PLE10-139	GE 61+00E	0+80N	N195 / -50	230	220	212 (205.50m)	Regional IP and MMI anomalies
PLE10-140	GE 70+00E	0+45S	N195 / -45	141	138	115 (113.00m)	
PLE10-141	GE 42+00E	1+25N	N195 / -45	193	186	177 (171.45m)	
PLE10-142	PS** 12+75E	0+23N	N215 / -45	171	168	129 (125.40m)	EDY showing
PLE10-143	PS 12+80E	0+60N	N215 / -45	151	147	126 (122.60m)	
PLE10-144	PS 13+11E	0+25N	N215 / -45	137	133	110 (106.00m)	
PLE10-145	PS 13+15E	0+63N	N215 / -45	191	186	156 (152.00m)	
PLE10-146	PS 15+00E	0+50N	N215 / -45	167	164	121 (118.75m)	Regional IP
PLE10-147a	*PS 13+28E*	*0+90N*	*N215 / -45*	*35*	*31*		EDY showing
PLE10-147b	PS 13+29E	0+90N	N215 / -45	191	183	175 (168.50m)	

Hole	Line	Station	Azimuth / Dip	Length (m)	Recovered core (m)	Samples (metres)	Target/depth
18 completed drill holes				3331	3207	2808 samples + standards (2731.9m)	

* GE = East Grid **PS = PS Grid

Table 5: Summary of lithological units and gold intersections in drill holes PLE09-130 and 131.

Hole	From	To	Lithologies	From	To	Intersection
PLE09-130	25	116	Basalt tr PO-PY			
	116	135	Wacke 2-10% PY			
	135	165	Basalt tr-2% PO-PY trAS			
	165	167	Wacke 2-10% PY			
	167	170	Basalt tr-1% PY-PO	169	196	0.34 gt Au / 27.0m
	170	177	Wacke 10-30% PO-PY	*169*	*170*	*incl. 2.13 gt Au / 1.0m*
	177	248	Basalt 1-5% PO-PY, Felsic dykes, Pegmatites	*186*	*187*	*and 2.13 gt Au / 1.0m*
				205	210	0.20 gt Au / 5.0m
PLE09-131	21	158	Basalt tr PO-PY			
	158	164	Iron formation 5-20% PO	160	162	1.54 gt Au / 2.0m
	164	184	Wacke tr PO			

13.1. – GE Grid

Twelve (12) drill holes totalling 1,856 metres were drilled to test various gold occurrences, and geochemical and geophysical anomalies in the GE grid. Table 6 lists lithological units and gold intersections encountered in each of the holes drilled in this area. Three (3) gold showings were investigated by six (6) drill holes, whereas the remaining six drill holes investigated IP anomalies coinciding with gold and/or geochemical (MMI) anomalies.

The Michèle showing graded 0.80 gt Au / 11.0 m including 3.16 gt Au / 2.0 m on surface in trench TR-PL-08-024. Lithological units intersected in drill hole PLE09-133 consist of a mafic to ultramafic lava unit interlayered between two sedimentary units (paragneiss and wacke) deformed to varying degrees. On surface, the Michèle showing occurs at the south contact of the mafic unit with the sedimentary unit. In drill hole, the anomalous gold intersection, grading 0.16 gt Au / 45.0 m, corresponds to the entire mafic unit and its wall rocks.

The ILTO gold showing was investigated on surface by a series of trenches over a strike length of more than 350 metres. Best results are: 1.05 gt Au / 17.0 m including 3.54 gt Au / 3.0 m in trench TR-PL-09-004. It is located in silicified diorite altered to epidote and K-feldspar, near the south contact with mafic lavas. Drill holes PLE09-134 to 136 and 138 investigated the ILTO showing area. The lithological sequence encountered in drill holes consists, from north to south, of a diorite sill over more than 50 metres, followed by a mafic to ultramafic lava unit about one hundred metres in thickness and a variably deformed wacke layer more than 30 metres thick. A m-scale chlorite-talc schist characterizes the south contact between the diorite and mafic lavas. Mineralization consists of 1-5% pyrite in the diorite, traces to 5% pyrite in mafic lavas, and traces to 2% pyrite in the sedimentary unit further south. The main alteration patterns in the diorite are silicification, and K-feldspar, epidote, and hematite alteration. Cm-scale to m-scale injections of pegmatitic material are present from 20 to 40 metres away from the south contact of the diorite. Between the pegmatites and the south contact is where the highest pyrite content is observed, as well as the strongest silica, K-feldspar, and epidote alteration. Alteration also becomes more intense from west to east, and gold intersections also appear to follow the same pattern. For example, drill hole PLE09-135, the easternmost hole in the ILTO area, yielded the best gold intersection, at 0.51 gt Au / 53.0 m including 1.00 gt Au / 14.0 m. The latter intersected the diorite below trench TR-PL-09-004, which yielded the best gold section on surface.

Drill holes PLE09-134 and 135 were extended after crossing the diorite unit in order to investigate IP and MMI anomalies defined further south. The IP anomalies are explained by the presence of m-scale layers with up to 5% pyrite in the mafic lavas, but no gold anomalies were encountered at depth under the MMI anomalies.

The first hole drilled during the second phase of the drilling program, PLE10-138, was designed to investigate the bedrock 100 metres below drill hole PLE09-135. The drill hole begins with 60 metres of deformed tonalite, locally altered to silica and/or sericite and mineralized with traces to 1% pyrite. Near the lower contact of this unit, a fault zone nearly 10 metres wide is associated with a regional fault on surface broadly trending 340^0-160^0. The drill hole then intersected nearly 25 metres of mafic lavas with up to 2% pyrite. Finally, it intersected the diorite unit over 80 metres, and ended in the mafic to ultramafic lava unit to the south. The drill hole yielded an anomalous intersection grading 0.41 gt Au / 48.0 m including 2.23 gt Au / 1.0 m and 0.98 gt Au / 10.0 m.

The last gold showing to be investigated in the GE grid is the Tommy showing. One drill hole targeted two IP anomalies enclosing the diorite, an MMI anomaly, and a gold section grading 8.76 gt Au / 2.0 m (TR-PL-09-045) obtained during the 2009 trenching campaign. The lithological sequence encountered in drill hole is very similar to that in the ILTO area, namely a deformed tonalite with up to 2% pyrite, followed by about 10 metres of biotite-chlorite schist with 3 to 8 % pyrite. Then comes the diorite over about fifty metres. It contains 1-5% pyrite and broadly shows the same alteration patterns as in the ILTO area, albeit less intense. The south contact of the diorite is also characterized by a biotite-actinolite-chlorite-talc schist unit more than 10 metres thick, with 2-10% pyrite mineralization. This schist corresponds to the gold-bearing section in the trench, but no grades above 1.0 gt Au were obtained in drill hole. Finally, after the schist unit, the drill hole intersected more than 100 metres of mafic to ultramafic lavas with up to 5% pyrite.

The six other drill holes completed on the GE grid were designed to investigate IP anomalies coinciding with gold anomalies or MMI geochemistry soil anomalies.

Drill hole PLE10-132 investigated the strongest IP anomaly on the GE grid, coinciding with an anomalous section grading 0.69 gt Au / 4.9 m including 1.27 gt Au / 2.0 m (TR-PL-09-035). Intersected lithologies are, from north to south, a wacke sequence with 10 to 15% pyrite mineralization, injected with m-scale pegmatites and a felsic dyke. Then comes, over more than 100 metres, an alternating sequence of conglomerate and wacke layers some 10 metres thick each, mineralized with 10-25% pyrite. Subsequently, a m-scale layer of paragneiss with 5-20% pyrite is also injected with pegmatitic material. The intensity of deformation gradually decreases in the paragneiss, until a wacke with traces to 2% pyrite is recognized near the end of the hole. No significant gold intersections were encountered in this drill hole.

Table 6: Summary of the lithological units and gold intersections in holes drilled on the GE Grid in the fall of 2009 and winter of 2010.

Hole	From	To	Lithologies	From	To	Intersection
PLE09-132	4	69	Wacke 10-15% PY, Pegmatites tr PY			
	37	*50*	*Felsic dyke 10-20% PY*			
	69	179	Conglomerates - Wacke 10-25% PY,	134	141	0.13 gt Au / 7.0m
	179	204	Paragneiss 5-20% PY, Pegmatite 1-5%	198	203	0.19 gt Au / 6.0m
	204	222	Felsic dyke 5-10% PY, Pegmatite			
	222	242	Wacke tr-2% PY			
PLE09-133	3	29	Pegmatites, Wacke 5% PY			
	29	69	Paragneiss-Basalt 1-5% PY, Pegmatites			
	69	101	Wacke 2-5% PY	87	131	0.16 gt Au / 45.0m
	101	124	Basalt (-Ultramafic) 2-5% PY			
	116	*124*	*Breccia 10-25%PY trCP*			
	124	148	Paragneiss 1-5% PY, Pegmatites			
PLE09-134	4	64	Diorite tr-5% PY	25	56	0.48 gt Au / 31.0m
				41	*42*	*incl. 1.23 gt Au / 1.0m*
				48	*50*	*and 1.70 gt Au / 2.0m*
	64	161	Basalt tr-8% PY, Felsic dykes	71	110	0.26 gt Au / 39.0m
				94	*98*	*incl.1.22 gt Au / 4.0m*
	161	192	Wacke tr-2% PY, Pegmatites			
PLE09-135	4	62	Diorite 1-5% PY, Pegmatites	9	62	0.51 gt Au / 53.0m
				36	***50***	***incl. 1.00 gt Au / 14.0m***
	62	152	Basalt 1-5% PY	73	74	2.13 gt Au / 1.0m
				90	104	0.18 gt Au / 12.0m
	152	167	Wacke (-Basalt) tr-1% PY			
PLE09-136	4	56	Diorite 1-3% PY, Pegmatites	4	12	0.13 gt Au / 8.0m
				22	49	0.36 gt Au / 27.0m
				43	*44*	*incl. 2.09 gt Au /1.0m*
	56	116	Basalt (-Ultramafic) 2-4% PY, Pegmatites	87	93	0.13 gt Au / 6.0m
PLE09-137	4	45	Deformed Tonalite tr-2% PY			
	45	53	Biotite-Chlorite Schist 3-8% PY			
	53	103	Diorite 1-5% PY, Pegmatites	53	59	0.25 gt Au / 6.0m
				79	93	0.22 gt Au / 14.0m
				97	109	0.18 gt Au / 12.0m
	103	169	Basalt (-Ultramafic) tr-5% PY - Schist 2-10% PY, Pegmatites and felsic dykes	113	119	0.30 gt Au / 6.0m
				155	162	0.50 gt Au / 7.0m
				161	*162*	*incl. 2.13 gt Au / 1.0m*
	169	203	Basalt tr PY			
PLE10-138	7	68	Deformed Tonalite tr-1% PY			
	54	*63*	*Fault*			
	68	92	Basalt tr-2% PY	80	83	0.21 gt Au / 3.0m
	92	172	Diorite tr-3% PY, Pegmatites	106	129	0.28 gt Au / 23.0m
				135	183	0.41 gt Au / 48.0m
				140	*141*	*inc. 2.23 gt Au / 1.0m*
				149	*159*	*and 0.98 gt Au / 10.0m*
	172	224	Basalt 1-5% PY	206	211	0.39 gt Au / 5.0m
PLE10-139	3	131	Deformed Tonalite tr-3% PY			
	66	*87*	*Silica and sericite alteration 3-5% PY*			
	131	165	Basalt 2-5% PY, Pegmatites tr-3% PY			
	165	214	Diorite 1-3% PY	180	221	0.20 gt Au / 40.5m
	214	230	Basalt 2-5% PY			

Hole	From	To	Lithologies	From	To	Intersection
PLE10-140	10	141	Basalt 1-3% PY			
	23	*32*	*Diorite 2-5% PY*			
	96	*102*	*Biotite and chlorite breccia 3-5% PY*			
	131	*135*	*Biotite and chlorite alteration 1-3% PY*			
PLE10-141	2	55	Basalt 4-7% PY	5	73	0.12 gt Au / 68.0m
	55	110	Diorite 3-5% PY	79	87	0.30 gt Au / 8.0m
				82	*83*	*inc. 1.23 gt Au / 1.0m*
				91	*105*	*0.14 gt Au / 14.0m*
	110	142	Basalt 1-3% PY			
	142	155	Diorite 2-5% PY	145	152	0.19 gt Au / 17.0m
	155	193	Basalt 1-3% PY			

Drill holes PLE10-139 and 140 investigated coinciding IP and MMI anomalies. Lithologies intersected in PLE10-139 are, from north to south, the gneissic tonalite with traces to 3% pyrite. Within the tonalite, a 20-m-thick zone altered to sericite and mineralized with 3-5% pyrite was encountered. The latter corresponds to MMI anomalies at the 98 and 99 percentile defined on surface, although no gold intersections were obtained in drill hole. Following the tonalite comes a unit of mafic lavas some 30 metres thick, with 2-5% pyrite, followed by the altered diorite sill with 1-3% pyrite. Due to the presence of diorite, the drill hole was extended to end in the mafic lavas further south. An anomalous intersection grading 0.20 gt Au / 40.5 m was obtained in the south half of the diorite, including its contact with the lavas.

Drill hole PLE10-140 also targeted two IP anomalies and two MMI anomalies at the 95 and 99.5 percentile. Mafic lavas with 1-3% pyrite were encountered throughout the entire drill hole. A diorite dyke several metres in thickness, with 2-5% pyrite, was encountered near the beginning of the drill hole, followed by two m-scale biotite-chlorite alteration zones mineralized with 1-5% pyrite. No gold anomalies were obtained in the drill hole.

Finally, drill hole PLE10-141 investigated a double IP anomaly, as well as two anomalous gold sections obtained in trench TR-PL-09-040. One of these sections was bounded to the south by a swampy area. Intersected lithologies consist of an alternating sequence (10 to 50 metres) of mafic lavas and diorite dykes mineralized with 1 to 7% pyrite. Anomalous intersections were obtained in diorite dykes and in mafic lavas near the beginning of the drill hole (see Table 6).

13.2. – PS Grid

The last 6 drill holes of the 2009-2010 drilling campaign were drilled on the PS grid, mostly on the EDY showing. Drill holes PLE10-142 to 145 and 147 investigated the showing over 50 metres strike length and to 100 metres depth. The lithological sequence defined in drill holes consists, from northeast to southwest, of a gneissic tonalite and/or diorite unit with 2-5% pyrite, followed by a granitic intrusion from 40 to 80 metres thick and a mylonite zone that developed in amphibolites along the south contact of the intrusion. The mylonite zone is about 10 metres thick and contains 1-3% pyrite. Mafic lavas intersected near the end of drill holes are mineralized with 1-3% pyrite. Table 7 summarizes lithological units and gold intersections encountered in drill holes completed on the PS grid in the winter of 2010.

Results obtained from drill holes did not repeat those obtained on the EDY's trench but they highlight gold anomalies in the mylonite zone at the contact with the intrusive. Also, some anomalous gold intersections have been obtained in the altered granitic intrusion.

Drill hole PLE10-147b is the deepest that have investigate the EDY showing. It differs from the others because it intersects another granitic intrusion at the beginning of the hole. It is approximately 130 metres from the EDY showing and the granitic intrusion is also anomalous in gold. It returned 0.29 gt Au / 18.0m including 1.61 and 1.10 gt Au / 1.0m.

Drill hole PLE10-146 has investigated two IP anomalies approximately 260 metres east from the showing. The lithological sequence intersected in the hole is quite similar from previous holes except that there is no granitic intrusion between the gneissic tonalite and the mylonite zone. However, an interesting gold intersection, of 7.30 gt Au / 1.0m, has been returned from a felsic dykes (dm-scale) swarm in the southern basalt. Some mineralized quartz veins (dm-scale) are also present with the dykes.

Table 7: Summary of the lithological units and gold intersections in holes drilled on the PS Grid in the winter of 2010.

Hole	From	To	Lithologies	From	To	Intersection
PLE10-142	2	53	Granite 2-4% PY, basalt enclaves 2-5% PY	40	41	0.79 gt Au / 1.0m
	35	*53*	*Quartz-tourmaline stockwork 3-5% PY*	44	53	0.12 gt Au / 9.0m
	53	62	Mylonitic basalt 1-3% PY, granitic enclaves	53	55	1.61 gt Au / 2.0m
	62	171	Basalt 1-3% PY, felsic dykes tr-2% PY			
	130	*149*	*Altered basalt (Si, EP, CL, CB) 3-5% PYPO*			
PLE10-143	4	30	Deformed Tonalite and diorite 2-5% PY			
	30	73	Granite 1-3%PY, basalt enclaves 2-5% PY			
	73	80	Mylonitic basalt 1-3% PY, granitic enclaves			
	80	151	Basalt 1-3% PY, felsic dyke tr-2% PY	91	95	0.17 gt Au / 4.0m
PLE10-144	4	67	Granite 1-3%PY, basalt enclaves 2-5% PY			
	67	74	Mylonitic basalt 1-3% PY PO, granitic enclaves	66	70	0.63 gt Au / 4.0m
	74	137	Basalt 1-3% PY, felsic dyke tr-2% PY			
PLE10-145	4	23	Deformed tonalite and diorite 2-5% PY			
	23	100	Granite 1-3%PY, basalt enclaves 2-5% PY			
	100	107	Mylonitic basalt 1-3% PY PO	100	101	0.62 gt Au / 1.0m
	107	191	Basalt 1-3% PY, felsic dyke tr-2% PY			
PLE10-146	3	7	Tonalite 1-3% PY			
	7	21	Mylonitic basalt 1-3% PY PO, granitic enclaves			
	21	167	Basalt 2-5% PY, felsic dyke tr-2% PY			
	53	*63*	*Felsic Dyke swarm (dm) tr-2% PY*	54	55	7.30 gt Au / 1.0m
PLE10-147a	4	14	Deformed tonalite and diorite 2-5% PY			
	14	35	Granite 1-3%PY, basalt enclaves 2-5% PY			
PLE10-147b	7	13	Deformed tonalite and diorite 2-5% PY			
	13	45	Granite 1-3%PY, basalt enclaves 2-5% PY	13	31	0.29 gt Au / 18.0m
				18	*19*	*Inc. 1.61 gt Au / 1.0m*
	20	*24*	*basalt enclaves 2-5% PY*	*22*	*23*	*And 1.1 gt Au / 1.0m*
				39	40	1.85 gt Au / 1.0m
	45	66	Deformed diorite 2-5% PY			
	66	146	Granite 2-4%PY, basalt enclaves 2-5% PY	67	68	0.18 gt Au / 4.0m
	81	*91*	*basalt enclaves 2-5% PY*	90	97	0.12 gt Au / 7.0m
				132	139	0.32 gt Au / 7.0m

	146	153	Mylonitic basalt 1-3% PY PO, granitic enclaves	147	149	0.31 gt Au / 2.0m
	153	191	Basalt 2-5% PY			

ITEM 14 SAMPLING METHOD AND APPROACH

Every mineralized outcrop and every trench was systematically sampled (2873 samples). For each outcrop, trench, and some boulders, a flag with the outcrop number on it was tied to a tree in the vicinity and another orange flag, showing the sample number, was left at all the sampling sites. The spacing between samples varies according to the outcrop density. Collected samples were analyzed for gold via fire assay. Those returning grades above 500 ppb Au were analyzed by fire assay with gravimetric finish. In addition, 656 rock samples which showed copper mineralization, arsenopyrite or presenting strong alteration were also checked by ICP (scan 30) multi-elements method. Two samples had visible gold and were checked by metallic sieve method.

Soil samples weighting 250 g to 350 g were collected using augers, from 10 to 25 cm depth below the top of the mineral unit. A quick description of the sample was made including colour, texture, and nature of the sampled material. In areas of thick organic material (swampy terrain) where mineral material could not be reached, fine-grained peat material at 1.2 m depth from surface was sampled. Detailed sample locations are based on station pickets along cut lines, although GPS coordinates were also taken and were used to draw.

Till samples (15 kg) were collected at a 100-m to 300-m spacing, along northwesterly trending traverses spaced every 2 kilometres (Maps 10 and 11). At sampling sites, the glacial deposits were exposed in hand dug pits and described using standard descriptive forms. Clasts were removed by hand and the till matrix was inserted in plastic bags with a permanent identification number. Sample sites were located using a hand-held GPS.

For the drilling campaign, 2731.9 metres of the 3,207.0 metres of the recovered core was sampled (2,808 samples, including blanks and standards) and sent to the lab for gold analysis by fire assay, with gravimetric checks for samples with values over 500 ppb Au. Some large pegmatites were not systematically sampled. Generally, samples were taken every metre but samples with more or less than one metre are due to a change in lithological units or sulphide concentrations. A tag was placed at the beginning of each sample in the core box. It has the same number as the one in the sample bag.

Laboratoire Expert, in Rouyn-Noranda, was mandated to perform the gold assays and sample preparation. All the samples for multi-element assays were sent by Laboratoire Expert to Activation Laboratories (Ancaster, ON).

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Grab, channel and split core samples were collected and processed by personnel of Services Techniques Geonordic.

Many of the grab and channel samples were re-examined at the camp, and sample shipping was completed under the direction of Alain Cayer, author of this report. Core splitting was completed under the direction of Alain Cayer or David Vachon. Samples of every type (grab, channel and split core) were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn-Noranda, Québec.

All samples were initially stored in the camp. Samples were not secured in locked facilities; this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services Techniques Geonordic personnel, to Laboratoire Expert's sample preparation facility in Rouyn-Noranda.

Upon receipt, samples were placed in numerical order and compared with the packing list to verify receipt of all samples. If the received samples did not correspond to the list, the customer was notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer; the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

Soils were sampled in kraft paper bags lined with plastic bags as needed, and were promptly shipped to SGS Laboratories in Toronto by truck. The samples were submitted to mobile metal ion (MMI) partial leaching followed by ICP multi-element analysis for 46 elements (Ag, Al, As, Au, Ba, Bi, Ca, Cd, Ce, Co, Cr, Cu, Dy, Er, Eu, Fe, Gd, La, Li, Mg, Mo, Nb, Nd, Ni, Pb, Pd, Pr, Pt, Rb, Sb, Sc, Sm, Sn, Sr, Ta, Tb, Te, Th, Ti, Tl, U, W, Y, Yb, Zn and Zr). This method does not involve any drying or sieving of the sample before partial solution. Samples were received in good condition by the laboratory and were promptly processed.

Till Samples were shipped at Overburden Drilling Management Ltd. of Nepean, Ontario for processing and visual gold grain counts. Sample processing included an initial removal of the clasts fraction (>2 mm) by wet sieving, followed by density concentration and visible gold grain counts on a Wilfley shaking table. Dense fractions of glacial sediment (30 g - 80 g) were submitted to ALS Chemex Inc. of Val-d'Or for Au analysis by fire assay on 30 g (package ICP-21) and 34 additional elements (Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, K, La, Mg,

Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W, Y, Zn) by ICP-MS (package ME-ICP61) following four-acid total digestion on a 0.5-g split.

15.1. Gold Fire Assay Geochem

A 29.166-g sample is weighted into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 × 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed, allowed to settle and the gold content is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 2 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

15.2. Gold Fire Assay Gravimetric

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 gt are discarded. The lower detection limit is 0.03 gt and there is no upper limit. All values over 3.00 gt are verified before reporting.

15.3. Metallic Sieve

The total sample is dried, crushed, and pulverized then screened using a 100-mesh screen. The –100-mesh portion is mixed and assayed in duplicate by fire assay gravimetric finish as well as all of the +100-mesh portions. All individual assays are reported as well as the final calculated value.

15.4. Multi-Elements (from www.actlabs.com : Code 1E1 – Aqua Regia - ICP-OES)

A 0.5-g sample is digested with *aqua regia* (0.5 ml H_2O, 0.6 ml concentrated HNO_3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30-element suite. A matrix standard and blank are run every 13 samples.

A series of USGS geochemical standards are used as controls. Digestion is near total for base metals, however will only be partial for silicates and oxides.

Table 8: Code 1E1 Elements and Detection Limits (ppm)

Element	Detection Limit	Upper Limit	Element	Detection Limit	Upper Limit
Ag*	0.2	100	Mo*	2	10,000
Al*	0.01%		Na*	0.01%	
As*	10		Ni*	1	10,000
Ba*	1		P*	0.001%	
Be*	1		Pb*	2	5,000
Bi	10		S*	100	
Ca*	0.01%		Sb*	10	
Cd	0.5	2,000	Sc*	1	
Co*	1		Sn*	10	
Cr*	2		Ti*	0.01%	
Cu	1	10,000	V*	1	
Fe*	0.01%		W*	10	
K*	0.01%		Y*	1	
Mg*	0.01%		Zn*	1	10,000
Mn*	2	10,000	Zr*	1	

Note: * Element may only be partially extracted.

ITEM 16 DATA VERIFICATION

All the samples were analysed for gold via fire assay and some were also analysed for multi-elements by ICP (scan 30). As a verification procedure, all the samples returning grades for gold above 500 ppb were re-analyzed by gravimetric assay. The lab results are enclosed in Appendix 6.

Also in every shipping some standards and blank samples were introduced. The seven (7) types of standards used were purchased at “Rocklabs”. Their grades range from 0.081 to 30.14 gt Au. Blank samples consist of crushed (3/4) calcite and silica commonly referred to as “marble aggregate” in the landscaping industry. 30-kg bags were purchased at a local retailer in Rouyn-Noranda. Table 9 list all the standards and blank samples used in 2009 campaigns.

Table 9: Standard and blank samples of the 2009 geological reconnaissance, trenching and drilling campaigns.

# Samples	Au (ppm)	Standards (Au ppm)	Drill holes / (outcrops)
173295	0.068	**OXA59** 0.0817 (±0.0021)	PLE09-132
173264	0.068		PLE09-132
173800	0.067		PLE09-134
175501	0.099		PLE10-138
175524	0.096		PLE10-139
175650	0.096		PLE10-139
175933	0.098		PLE10-141
176151	0.098		PLE10-142
175351	0.100		PLE10-138
169229	0.62	**SE29** 0.597 (±0.007)	
169443	0.62		
169630	0.58		
167679	0.62		
167680	0.62		
169208	0.58		
168260	0.61		
173051	0.62		PLE09-130
173197	0.62		PLE09-131
173383	0.62		PLE09-132
175301	0.62		PLE10-138
175401	0.62		PLE10-138
176051	0.59		PLE10-142
176801	0.62		PLE10-147B
173674	0.82	**SF45** 0.848 (±0.010)	PLE09-134
173742	0.86		PLE09-134
175249	0.82		PLE09-136
175126	0.82		PLE09-137
175551	0.86		PLE10-139
175801	0.86		PLE10-140
175879	0.86		PLE10-141
176327	0.85		PLE10-144
176426	0.86		PLE10-145
176501	0.86		PLE10-145
176600	0.89		PLE10-146
176850	0.86		PLE10-147B
170557	1.30	**SH35** 1.323 (±0.017)	
170209	1.30		
169441	1.27		
168258	1.30		
173097	1.37		PLE09-130
173327	1.37		PLE09-132
173700	1.26		PLE09-134
173999	1.37		PLE09-137
175751	1.37		PLE10-140
175962	1.37		PLE10-141
176200	1.37		PLE10-143
176751	1.37		PLE10-147B
175061	8.57	**OXN49** 7.635 (±0.080)	PLE09-137
173451	29.93	**SQ28** 30.14 (±0.300)	PLE09-132

# Samples	Au (ppm)	Standards (Au ppm)	Drill holes / (outcrops)
170436	5.93	**SL34** 5.893 (±0.057)	
189969	5.73		
169965	5.83		
173233	5.90		PLE09-131
173616	5.83		PLE09-133
173546	5.79		PLE09-133
173857	5.76		PLE09-135
175192	5.83		PLE09-136
175447	5.82		PLE10-138
175700	5.82		PLE10-139
176100	6		PLE10-142
176251	5.76		PLE10-143
176351	6.07		PLE10-144
176391	5.83		PLE10-144
176451	5.83		PLE10-145
176701	5.83		PLE10-147B

	# Samples	Au (ppm)	Drill holes / (outcrops)
Blank	169442	0.003	
	170554	0.003	
	168899	0.003	
	168898	0.003	
	169631	0.003	
	170437	0.003	
	189970	0.003	
	169440	0.003	
	169964	0.003	
	167678	0.003	
	167677	0.003	
	168257	0.003	
	170210	0.026	
	168259	0.003	
	173052	0.003	PLE09-130
	173103	0.005	PLE09-130
	173198	0.003	PLE09-131
	173337	0.003	PLE09-132
	173452	0.003	PLE09-132
	173696	0.003	PLE09-134
	175198	0.003	PLE09-136
	175250	0.003	PLE09-136
	175063	0.003	PLE09-137
	174000	0.003	PLE09-137
	175451	0.003	PLE10-138
	175583	0.003	PLE10-139
	175716	0.003	PLE10-139
	175942	0.003	PLE10-141
	176001	0.003	PLE10-141
	176071	0.003	PLE10-142
	176220	0.003	PLE10-143
	176398	0.003	PLE10-144
	176488	0.003	PLE10-145
	176650	0.003	PLE10-146
	176828	0.003	PLE10-147B
	176849	0.003	PLE10-147B

For the soil survey, duplicate samples and analytical standards were inserted into the soil sample stream before submission to the analytical laboratory. In addition, systematic reanalysis of selected samples was provided by the laboratory. Overall, these control materials indicate a relative error below 40% for the vast majority of the obtained values. In more detail, half of the obtained values for duplicate materials present a relative error below 10%. Such variations are satisfactory for geochemical exploration purposes, particularly here where anomalous areas rather than isolated values are taken into account for further investigation.

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

D'Amours (2003) prepared a geostatistical modelling and resource estimation on the Orfée showing. He established that the zone had a measured resource of 88,588 tonnes at 9.44 gt Au and an inferred resource of 114,895 tonnes at 18.40 gt Au for a total resource, all categories, of 203,483 tonnes at 14.50 gt Au.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSION

The geological reconnaissance program conducted in 2009 led to the discovery and definition of 5 new anomalous areas that had not, or barely, been investigated in the past. Among the latter, three were the object of follow-up work by channel sampling, two of which yielded interesting gold-bearing sections.

A few trenches and channel samples were completed in the PS Grid area in the fall of 2009, which led to the discovery of the EDY gold showing (20.98 gt Au / 2.0 m) as well as a few other anomalous occurrences. The David Grid area, located 3.0 km northeast of the latter, was also channel sampled in the last days of the 2009 field campaign. It graded 1.18 gt Au / 6.0 m including 2.86 gt Au / 2.0 m and the channel sample remains open to the south. Following the discovery of the two showings, two line grids were cut (45.0 km and 6.0 km) very late in the fall of 2009 and early winter of 2010, to conduct ground-based induced polarization and magnetic geophysical surveys.

Till and soil sampling surveys were also conducted in the summer of 2009, and the results targeted or further defined a few other areas potentially anomalous in gold. Till geochemistry results targeted four (4) anomalous areas with 30 to 67 gold grains, located along the shores of LG3 Reservoir; two other areas to the north of the Transtaiga Road exhibit well-defined gold dispersal trains; and two areas were delineated along the north contact of the gneissic tonalite, north of the GE grid.

The MMI-type soil geochemistry survey conducted on the GE grid yielded several anomalies at the 95 to 99.5 percentile. Due to the late arrival of these results, investigations were carried out on only six (6) of these anomalies in the fall of 2009. Among the latter, three (3) yielded anomalous gold values, albeit none above 1.0 gt Au.

In parallel with the reconnaissance program and soil and till sampling, a trenching campaign using a small hydraulic excavator enabled us to investigate more than twenty geological, geophysical, and geochemical anomalies. Most of the trenches were excavated on the GE grid, in order to investigate some of the IP anomalies defined during the winter 2009 survey. A few of these trenches yielded anomalous gold results on a regional scale, but for the most part, they confirmed the anomalous gold content along the AIM-ILTO corridor in the GE grid. With the discovery, in the fall, of the EDY gold showing, the small hydraulic excavator was moved during the last week of the 2009 campaign to the PS grid. Three (3) trenches were excavated and all three yielded anomalous gold sections, although the EDY showing clearly stands out with its economic grades. As mentioned previously, a line grid was subsequently cut in this area.

The 2009 work program on the Poste Lemoyne Extension Property ended with a drilling campaign to test the best anomalies uncovered in 2008 and 2009. Diamond drilling of 18 holes totalling 3,331 metres was largely concentrated on the GE grid, where 12 drill holes tested the bedrock under the main surface mineral showings. A few geophysical and geochemical anomalies, inaccessible from the surface, were also investigated. Drill holes completed in the ILTO showing area yielded the best gold intersections, and although the other drill holes did confirm the anomalous gold content along the corridor, they yielded only a few low-grade gold intersections.

The last six drill holes of the 2009-2010 campaign were drilled in the PS Grid area, to investigate the EDY showing and its potential extensions. Although the lithological sequence intersected in drill hole is the same as on surface, drill results could not reproduce the results obtained from channel sampling. One likely explanation for this drop in gold grade is that certain amphibolite enclaves within the granite exhibit subvertical fold axes, whereas the mylonite zone that forms the southwest contact of the granite strikes $320^0/77^0$. These measurements suggest that the strongly silicified and sericitized part of the granite, as well as a large proportion of quartz-tourmaline veins, may actually end in the mylonite zone a few tens of metres below surface. The trench may have simply exposed an apophysis, some 10 metres in size, wedged between two deformation zones.

The results of the 2009 field campaign once again demonstrate the excellent gold potential of the Poste Lemoyne Extension Property. This property, which now extends over more than 70 km E-W by about 3.0 km N-S, has revealed many new potential areas of interest, uncovered either by geological reconnaissance work or by soil and till sampling surveys. Some of these areas have been further investigated with trenching and drilling, but many of these have great potential and yet have not been intensively explored to date.

Mechanical trenching and diamond drilling conducted on the GE and PS grids have not yet resulted in the discovery of an economic gold zone, although the extensive surface area of the two grids, combined with the multitude of geological, geophysical, and geochemical anomalies that have not yet been investigated, demonstrate that their gold potential is still quite promising.

ITEM 22 RECOMMENDATIONS

During the next field campaign, geological reconnaissance should be extended to cover all of the new areas that were outlined in 2009. This reconnaissance should also extend to anomalies defined by geological and till surveys, as well as in a few areas that have not yet been investigated, namely the westernmost part of the property and the new designated claims. Further exploration work, via channel sampling and trenching, will follow-up on gold anomalies already uncovered as well as new anomalies defined during the reconnaissance program.

The till sampling survey should also be continued in order to tighten the sample spacing in all areas near LG3 Reservoir and to better define areas that yielded anomalous gold results.

A few areas of interest, namely the Road area, could be the focus of a small line grid, due to the thickness of overburden. The Road area attracted attention in 2008 and 2009 due to the discovery of significant gold trains in till (up to 86 gold grains). Although no gold occurrences have been uncovered to date, in 2009 a m-scale deformation zone with sericite and silica alteration yielded anomalous base metal values in four grab samples. Best results were, in sample #170401: 1.24% Zn, 3.68% Cu and 29.4 gt Ag. Trenching and channel sampling should be performed along this zone.

A trenching campaign, using a small hydraulic excavator, is also recommended to continue investigating various untested anomalies. Many locations on the GE grid show coinciding geological, geophysical (IP) and/or geochemical (MMI) anomalies. These coinciding anomalies should be considered as priority targets for the trenching campaign. The same can be said for the PS and David grids which, in addition to further geological reconnaissance, should also be the focus of a first trenching effort to investigate IP anomalies defined during the latest geophysical surveys.

Finally, a diamond drilling campaign is recommended to test gold showings and anomalies uncovered during the field campaign. The David showing, in particular is ready for drill-testing.

ITEM 23 REFERENCES

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CHÉNARD, D. 1999. Rapport des travaux de terrain, été-automne 1998, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

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DESJARDINS, R. 1976. Rapport de synthèse et de levés magnétique et électromagnétique. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34119.

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GOUTIER, J., DION, C., OUELLET, M-C., DAVIS, D.W., DAVID, J. and PARENT, M. 2001. Géologie de la région du lac Guyer (33G/05, 33G/06 et 33G/11). Ministère des Ressources naturelles du Québec. RG 2001-15. 53 pages.

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TREMBLAY, L. 2009. Description pétrographiques de cinq échantillons de roches, Projet Poste Lemoine. In-house report, Virginia Gold Mines.

TREMBLAY, M. 2003. Étude structurale et cartographie de quatre tranchées de la propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

TSHIMBALANGA, S. 2010. Levé de polarisation provoquée et de magnétométrie, Propriété Poste Lemoyne Extension (PLEX), grille PS, Région du Lac Chambrillan, Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

TSHIMBALANGA, S. and TILIKI, G. K. 2009. Levé de magnétométrie et de polarisation provoquée, Propriété Poste Lemoyne Extension, grille principale et grille est, Région du Lac Chambrillan, Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

TSHIMBALANGA, S. 2007. Levé de polarisation provoquée, Propriété Poste Lemoyne Extension, Région du Lac Chambrillan, Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

WATSON, D. 1972. Airborne electromagnetic, magnetic and radiometric report, Guyer Lake Area. Noranda Exploration. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 50005.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Alain Cayer, reside at 467, chemin du Trappeur, Saint-Sauveur, Québec, J0R 1R1, and hereby certify that:

I am presently employed as Senior Project Geologist with Services Techniques Geonordic inc., 1045, avenue Larivière, C. P. 187, Rouyn-Noranda, Québec, J9X 6V5.

I received a B.Sc. in Geology in 1998 and an M.Sc. in Earth Science in 2001 at the Université du Québec à Montréal. I have been working as a Geologist in mineral exploration since 1996.

I am a Professional in Geology presently registered at the board of the *Ordre des Géologues du Québec*, permit number 569.

I am a qualified person with respect to the Poste Lemoyne Extension Project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Poste Lemoyne Extension Project since the summer of 2002.

I visited the property from July to october 2009 while participating to the exploration and trenching program and from November 2009 to February 2010 while participating at the winter drill program.

I am not aware of any missing information or changes, which would have caused the present report to be misleading. I do not fulfill the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer being part of the stock option plan of Virginia Mines Inc.

I am responsible for writing all sections of the present technical report, except for Item 12.3- 2009 Quaternary Sampling Program, utilizing proprietary exploration data generated by Virginia Mines Inc., and information from various authors and sources as summarized in the reference section of this report.

I have read and used National Instrument 43-101 and Form 43-101F1 to make the present report in accordance with its specifications and terminology.

Dated in St-Sauveur, Qc, this 28th day of February 2010.



Alain Cayer, M.Sc., P. Geo.

ITEM 26 ILLUSTRATIONS
TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at:
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(418) 694-9832
www.virginia.qc.ca
mines@virginia.qc.ca

Also available on www.sedar.com